


08004591

August 18, 2008

CERTIFIED MAIL
RETURN RECEIPT REQUESTED

Securities and Exchange Commission
1934 Act Filing Desk
450 Fifth Street, N.W.
Washington, D.C. 20549

RE: SEC File #82-3354

Gentlemen:

Michelin

Pursuant to Rule 12g3-2(b) and at the request of Compagnie Générale des Etablissements Michelin ("CGEM"), please find enclosed herewith the following:

- English translation of French text published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on May 30, 2008.

- *Horizons* - Michelin's Letter to its Shareholders - July 2008 issue.

- Press Release dated July 30, 2008.

- First Half 2008 Financial Report. The Consolidated Interim Financial Statements and the Statutory Auditors' Review Report contained in this document were also published in the BALO on August 8, 2008.

- English translation of French text published in the BALO on August 8, 2008 (Consolidated Sales).

If you have any questions regarding these documents, please feel free to contact me at (864) 458-5513.

Very truly yours,

[signature]

Mark I. Williams
Vice President, Secretary
and General Counsel

Michelin North America, Inc.

One Parkway South
P.O. Box 19001
Greenville, South Carolina 29602-9001
Tel: 864/458-5000

Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on May 30, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 287,998,338 Euros
Registered Office: 12, cours Sablon, Clermont-Ferrand (Puy-de-Dôme)
855 200 887 R.C.S. Clermont-Ferrand

I. Approval of Accounts.
The 2007 financial statements and consolidated financial statements, as published in the *Bulletin Des Annonces Legales Obligatoires* ("BALO") on March 21, 2008, were approved without change at the General Meeting of Shareholders held on May 16, 2008.

II. A. Auditors' Report - Company Accounts.
See attached Statutory Auditors' Report on the financial statements for the year ended December 31, 2007.

II. B. Auditors' Report - Consolidated Accounts.
See attached Statutory Auditors' Report on the consolidated financial statements for the year ended December 31, 2007.

Statutory Auditors' Report

on the financial Statements

Year ended December 31, 2007

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the statutory financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the statutory financial statements.
This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of Compagnie Générale des Etablissements Michelin

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by the Shareholders, we present to you our report for the Financial Year ended December 31, 2007 on:
- the audit of the accompanying financial statements of Compagnie Générale des Etablissements Michelin,
- the justification of our assessments,
- the specific verifications and information required by law.

These financial statements have been approved by the Managing Partners. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.
In our opinion the financial statements give a true and fair view of the Company's *financial position and assets and* liabilities for the year ended in accordance with the accounting rules and principles applicable in France.

2. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matter:
- The Company makes an annual evaluation of the inventory value of its shares in subsidiaries and affiliates using the method described in the notes to the financial statements under the section "Accounting policies – Investments".

We have reviewed the approach used by the Company and, on the basis of available information, we verified the fairness of the estimations provided by the Company as at December 31, 2007.
These assessments were made in the context of our audit of the annual financial statements taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3. Specific verifications and information

We have also performed the specific verifications required by law in accordance with professional standards applicable in France.
We have no matters to report regarding:
- the fair presentation and the conformity with the *financial* statements of the information given in the Management Report of your Managing Partners, and in the documents addressed to the Shareholders with respect to the financial position and the financial statements,
- the sincere nature of information provided in the Management Report concerning the statutory allocation, compensation and benefits granted to your Managing Partners, as well as on the commitments taken for their benefit upon entry into, termination or change in functions or subsequently.

As required by the law, we also verified that details of the identity of Shareholders are disclosed in the Managing Partners' Report.

Neuilly-sur-Seine and Paris, February 11, 2008

PricewaterhouseCoopers Audit
Christian MARCELLIN

Corevise
Stéphane MARIE

The Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris

Statutory Auditors' Report on the consolidated financial statements

Year ended December 31, 2007

This is a free translation into English of the statutory auditors' report issued in the French language and is provided solely for the convenience of English speaking users. The statutory auditors' report includes information specifically required by French law in such reports, whether modified or not. This information is presented below the opinion on the consolidated financial statements and includes an explanatory paragraph discussing the auditors' assessments of certain significant accounting and auditing matters. These assessments were considered for the purpose of issuing an audit opinion on the consolidated financial statements taken as a whole and not to provide separate assurance on individual account captions or on information taken outside of the consolidated financial statements.

This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders of Compagnie Générale des Etablissements Michelin

Ladies and Gentlemen,

In compliance with the assignment entrusted to us by the Shareholders, we have audited the accompanying consolidated financial statements of COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN for the year ended December 31, 2007.

These financial statements have been approved by the Managing Partners. Our role is to express an opinion on these financial statements based on our audit.

1. Opinion on the Financial Statements

We conducted our audit in accordance with professional standards applicable in France. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by the management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the consolidated financial statements give a true and fair view of the assets and liabilities and of the financial position of the Group as at December 31, 2007 and of the results of its operations for the year then ended in accordance with IFRS as adopted by the European Union.

2. Justification of our assessments

In accordance with the requirements of article L.823-9 of the French Commercial Code relating to the justification of our assessments, we bring to your attention the following matters:

• Note 2 to the accounts related to the basis of preparation of the consolidated financial statements presents the main assumptions and estimates used by the management, in particular with respect to impairment of non-financial assets and to employee benefits.

We have examined the process applied for the determination by the management of the assumptions used and their implementation, as well as the corresponding information disclosed in the notes to the accounts.

• Note 9 to the accounts "Non-recurring income and charges" discloses the provisions accounted for in connection with the specialization of the Ota plant in Japan, the project in France to stop production in the Toul plant and the project to improve competiveness in all Spanish plants.

As part of our work, we verified that the basis for calculation of these estimates is reasonable.

• Note 18 to the accounts "Deferred tax assets and liabilities" presents deferred tax assets amounting to EUR 865 million.

As part of our work, we verified that the amount of deferred tax assets stated is recoverable.

These assessments were made in the context of our audit of the consolidated financial statements taken as a whole, and therefore contributed to the formation of the opinion expressed in the first part of this report.

3. Specific verification

We have also verified the information given in the Group management report. We have no matters to report regarding its fair presentation and conformity with the consolidated financial statements.

Neuilly-sur-Seine and Paris, February 11, 2008

PricewaterhouseCoopers Audit
Christian MARCELLIN

Corevise
Stéphane MARIE

The Statutory Auditors
Members of the Compagnies Régionales de Versailles et Paris




ISSUE No 01
JULY 2008

Horizons

MICHELIN'S LETTER TO ITS SHAREHOLDERS

TOPICAL REVIEW
Rolling Resistance, A major global Issue Pages 4/5



EDITORIAL

Forward looking, as ever



Dear Shareholders, please find the first issue of "Horizon", Michelin's new Letter to Shareholders. In redesigning it, we sought to reflect the Group's day-to-day life better and to adopt a more forward-looking approach than in the past. And indeed its title reflects the Group's long-term management outlook. Our Shareholders Consultative Committee fully played its role between you and the Group by helping us redesign this letter, and I would like to thank its members for this.

Our last Annual Shareholders Meeting held in May was very successful and more than half of Michelin's Shareholders participated. Your massive approval of the resolutions put to your vote showed that you renewed your trust in your management team.

As you of course noted, the financial markets have experienced high volatility in recent months and your company's share was affected by these fluctuations. Let me reiterate our full determination to pursue our drive to improve our cost structure, differentiate our product offering as well as increase our foothold in the new markets, in order to strengthen Michelin's position as tire industry leader.

I hope that this letter, designed to foster close ties with our Shareholders, will meet your expectations and contribute to the quality of our relationship with you.

Michel Rollier, Managing Partner


MICHELIN
A better way forward

+ 2.9%

Constant exchange rates increase

4,320
4,200
- 2.6%
4,091
Current exchange rates increase
+ 2.9%
4,200
Excluding currency effect
3 months 2007 3 months 2008

Net Sales Change to March 31, 2008

On April 28, Michelin announced EUR 4.1 billion net sales (- 2.6% year-on-year) at current exchange rates, (up + 2.9% at constant exchange rates). First quarter operations were characterized by unsupportive markets in Western Europe and North America, and strongly growing markets in emerging countries.

+ 1.1%

Volume increase




4,200
Q1 2007 Net Sales
+ 47
Volumes + 1.1%
+ 74
Mix Prix + 1.7%
- 230
Change - 5.3%
- 2.6%
4,091
Q1 2008 Net Sales
2008/2007 in EUR million and as a % of net sales

The volume increase and further offering enrichment did not fully offset the sharply negative exchange rate impact

The + 1.1% sales volume increase was satisfactory in so far as first quarter 2007 had been particularly strong at nearly 5%. The + 1.7% product offering enrichment did not yet integrate the multiple price increases implemented at the end of the first quarter or announced for the beginning of the second quarter.
The 12% depreciation of the U.S. dollar relative to the euro had a negative impact on Group sales, as about one third of Group sales are US-dollar denominated.

"We must press ahead with our competititive progress program"



Jean-Dominique Senard, Managing Partner

How do you expect Michelin's trading environment to evolve in the course of the year?
In the Western countries, demand should be weaker than initially expected at the beginning of the year due to an unsupportive economic environment: for example, the North American Truck tire replacement market should decline nearly 4%. On the other hand, the prospects are bright in the so-called emerging countries of Asia, South America and Africa - Midlle East, where Michelin is to increase its foothold.

On the raw materials front, the extra cost burden anticipated at the beginning of the year will, unfortunately, be sharper: we now expect some EUR 600 million extra costs at constant exchange rates, or a 13% increase versus 2007, when the raw material bill had amounted to nearly EUR 4.5 billion.

Against this background, what is Michelin's course of action?
We will of course pursue our price increase policy designed to offset the raw material cost increases we are subjected to. One of Michelin's strength lies in its ability to raise its prices, thanks to a well-known and highly regarded brand and thanks to our products' added value for the benefit of our customers.

Clearly, the Group is also more than ever bound to pursue its cost-cutting and productivity gain plan.

In the coming weeks we will have an opportunity of communicating on our progress in this area.



MICHELIN Energy Saver in brief

- **1992** launch of the MICHELIN Energy range, the first generation of "green" tires.
- **Mid-2007** MICHELIN Energy Saver tire industrialization ramp up at the Montceau plant.
- **January 2008** market launch of the MICHELIN Energy Saver, the 4th generation of green tires.

The **MICHELIN Energy Saver** success story!

The star of the day: the MICHELIN Energy Saver tire, latest innovation from the Ladoux Technology Center. Its record performances attract media attention and are widely praised by automotive manufacturers and consumers alike. Its development, however, is the fruit of joint effort from many unknown people working behind the scene. So let's throw some light on the hidden face of the MICHELIN Energy Saver project...

Developing a new, revolutionary tire range is first and foremost a human feat and coordinated teamwork. Aimé Ducoum, the project leader, revealed for us the project's key stages through to launch: "We adopt a project approach. It all begins with the feasibility study. The project is assessed in particular from the technical, industrial and economic standpoints. We work out a preliminary budget which is subject to validation by the Project's Steering Committee. Then we move on to the development study. This involves an in-depth review of every aspect: product performance criteria, first range development, planning... We then work in close collaboration with our supply chain to time the industrialization stage. This involves phasing out the previous range and ramping up the new range. We then enter the third stage which is implementation: process adjustment, mold orders, industrialization, distribution inventory build up, etc."

The Montceau-lès-Mines plant in France took up the challenge and became one of the Group's eight MICHELIN Energy Saver tire production centers. Antoine Baulain, industrialization manager recalls: "It was a new tire, a first range for a new passenger car. The pressure was mounting and we had no room for error". Antoine Pinto, who was in charge of defining the methods, is equally proud: "Ramp-up was fast, to say the least. And all of the potential risks were quickly under control. The Montceau plant saw it as an opportunity and everybody took it to heart!" There is no doubt that the commitment of its teams across Europe enabled Michelin to produce the world's highest-performing "green" tire in record time.




@
www.michelin.com/corporate

4 grams of CO_2
not released to the environment per kilometer covered by a MICHELIN Energy Saver tire.

Since 1992, some **9.8** billion liters of gas saved, or 24.9 million tons of CO_2 not released into the atmosphere, thanks to MICHELIN's Green tires.

Rolling resistance, a major market issue, a major global issue

Sustainable development is a major consumer concern. And this is rather good news for the automotive industry as the drive for sustainable development will also drive innovation. No wonder therefore that the environment-friendly features of MICHELIN tires have also become a linchpin of the Group's differentiation policy.

back in 1992, the Kyoto protocol had yet to be signed and reducing CO_2 emissions was not yet a priority for politicians. That very year, however, the Group anticipated and launched its first MICHELIN Energy tire range, based on a technological breakthrough: the introduction of silica in tire tread cut fuel consumption by 0.15 liter per 100 km while preserving all other performance criteria (grip, wear resistance, comfort...). The consumers therefore enjoyed a dual benefit: in addition to acting responsibly in favor of the environment, they saved on every fuel tank. And now, with MICHELIN Energy Saver, the fourth range of green tires which has been available since January 2008, drivers save on average an additional 0.2 liter per 100 km compared to the previous green tire generation, or 125 euros worth of gas over the tire's life, a substantial saving in light of today's high fuel prices.

[1] based on 45,000km per tire, and a fuel price of 1.40 €/l

Energy efficiency: long-standing Michelin know-how

And this latest fruit of the Technology Center's research fits into a long line of environment-friendly innovations. Michelin has been focusing on reducing rolling resistance from its very first tire and, with the invention of radial tire technology in 1946, an important step was made in this direction. Note that tires have their own intrinsic rolling resistance and that this has a direct impact on fuel consumption. On average, passenger car tire rolling resistance accounts for 1 out of 5 fuel tanks, and 1 out of 3 tanks for trucks. This is explained as follows: at each turn of the wheel, tires are crushed to adhere to the road and part of the energy which is supplied by the engine is dissipated as heat. This loss of energy is called rolling resistance - one of the forces a vehicle has to overcome in order to move forward. Lowering tire rolling resistance, therefore, is a way of going "further without spending more" through lower fuel consumption. It also means reduced CO_2 emissions.

The showcase of the latest sustainable automotive technologies, the 10th edition of Challenge Bibendum will take place in April 2009 at Rio de Janeiro (Brazil).



Total tire cost of ownership does not just include purchase price and service life: it also includes induced fuel consumption.

Didier Miraton
Managing Partner

Ongoing innovation

After running the green tire technology race quite by itself for a long time, Michelin has now been joined by competitors who are keen to tap the "green" market opportunities. While the Energy Saver tire range still posts 20 - 40% higher service life and environmental performance, Michelin's engineers keep pushing the envelope further. And today's challenge (compared with the previous breakthroughs of radial technology and use of silica), is that engineers must now combine multiple innovations that are to deliver an overall benefit, while retaining all of MICHELIN's historical tire performance edge criteria of grip, comfort and long service life.

Profitable investment

Auto Plus magazine, in its edition of May 20, 2008, published a file on "Eco Tires: to what extent do they reduce fuel consumption?"
The MICHELIN Energy Saver tire was found to clearly outperform competing offerings. This was greeted with joy by the project team. This showed that the long-term investments paid off. Michelin is retaining its competitive edge on a highly supportive and growing market.
Note that Michelin together with the tire industry within the European Tyre and Rim Technical Organisation (ETRTO) is backing a project to create a tire fuel efficiency grading. This could be introduced by 2011. This is of course fully consistent with Michelin's approach as green tires account for more than two thirds of the Group's tire sales in Europe.

570

million MICHELIN green tires sold since 1992.

Michelin's Green Meters Operation

In October 2007, Michelin launched simultaneously in Berlin, New York, Paris and Shanghai an operation to raise consumer awareness of the environmental and energy issues addressed by its green tires.

Giant meters were showing, second after second, fuel gallon consumption and CO_2 emissions saved by Michelin green tires since their introduction in 1992.
The operation sought to illustrate the global stakes of lowering rolling resistance. The idea was to offer a striking illustration of the global impact of such individual initiatives as tire choice.

Keep track on global savings due to Michelin green tires, calculate the savings you can achieve with your own car, read user testimonials and learn all about green tires since their invention by visiting our dedicated website:
www.michelin-green-meter.com



When you purchase a tire in Europe, it will probably soon have a fuel efficiency label showing its grading.


@
www.michelin-green-meter.com

In the news



ANNUAL SHAREHOLDERS MEETING

Michel Rollier reaffirmed the Group's ambitions

Michelin's Annual Shareholders Meeting was held on May 16, 2008 in Clermont-Ferrand (France) with nearly 2,000 Shareholders attending. If you were not able to come, below is a summary of the proceedings.

After Mr Jean-Dominique Senard reviewed the financial year 2007 and the trading environment of the first quarter 2008, Mr Michel Rollier reaffirmed the Group's Horizon 2010 objectives.
Shareholders also benefited from two presentations: one of Michelin's operations in North America by Mr Jim Micali, Head of the Zone and Group Executive Council Member (CEG) and one of the Michelin Manufacturing Way approach, aimed at enhancing Group plant performance, by Mr Jean-Christophe Guérin, head of Industrial Performance and CEG Member, together with contributors from different plants.

Questions from Shareholders

The Managing Partners then invited the Shareholders to ask their questions, starting with the Shareholders' Consultative Committee. Their questions were varied and concerned particularly Michelin's capital, innovative products and services, pay policy, know-how transfer issues, Shareholder loyalty, productivity and the prospects for top-of-the-range tires.
During the voting session, all of the proposed resolutions were adopted by the Shareholders, including, in particular, the appointment to the Supervisory Board of Ms Barbara Dalibard, CEO of Equant and of Mr Louis Gallois, Executive Chairman of EADS.

EUROPE

The Dutch army chose Michelin

Michelin became the sole Truck tire supplier to the Dutch armed forces. The contract covers the next four years. Following a strict certification procedure, Michelin's products were deemed "critical from an operational point of view".

ASIA

MICHELIN X One arrives in China

Michelin showcased its new MICHELIN X One truck tire at China's International Bus and Coach Exhibition.
It replaces dual mounts, which reduces overall truck weight and delivers extra payload and fuel savings. This was the first tire of its kind ever launched in China, which strengthens the Group's leadership in this market.

QUALITY

Michelin Quality Rewarded by Caterpillar

Michelin's Earthmover Product Line received a Quality Excellence Certification from Caterpillar. Caterpillar's certification is reserved for suppliers who have a certified Quality System supported by a continuous progress approach encompassing their entire operations.



MICHELIN Energy Saver collects awards

▷ **In its May 20th issue,** the French magazine *Auto Plus* presented a feature article: "Environmentally-friendly tires: do they really save gas?" The MICHELIN Energy Saver tire was the test winner, with the comment: "No surprise, the product is worthy of its name. Braking and consumption performances are the best of the tests."

▷ **Tests conducted by TÜV SÜD Automotive** in April and May 2008 show that the new MICHELIN Energy Saver tire combines one of the shortest wet-road braking distances of any tire in the market with the biggest fuel savings.

▷ **On February 21st**, an international panel composed of tire industry experts and professionals, engineers and faculty members from around the world awarded the MICHELIN Energy Saver tire the "Technology of the Year" award in its category.



RECORD BREAKING

3,382 km with a single liter of fuel!

This is the new record set by the *La Joliverie* high school of Nantes (France) at the 24th edition of the Shell Eco-marathon.
The aim of this contest is to develop the vehicle that will cover the longest distance with as little energy as possible. In these vehicles, tires account for up to 70 % of the forces to be overcome in order to move forward. The idea, therefore, is to have the lowest rolling resistance tires... MICHELIN tires, of course.



ENVIRONMENT

4 tires = 1 tree

An original idea from Michelin Scandinavia: for every 4 MICHELIN Energy Saver tires bought in the zone, Michelin undertakes to plant a tree in the rain forest, South of the state of Bahia in Brazil.

AUTOMOTIVE MANUFACTURERS

Michelin Original Equipment Corvette Supplier

A first! MICHELIN tires will be fitted on the Corvette ZR1 2009 car, one of the world's most powerful mass-produced cars.
For the first time, Michelin was chosen to fit the prestigious American car brand, an OE segment which has been dominated by Goodyear for the last 50 years.



INAUGURATION

Brazil's President at Campo Grande

Before important customers and partners of Michelin, the Head of the South America Zone, Mr Beraldi, welcomed Brazil's President, Mr Luiz Inácio Lula da Silva, to the inauguration of Michelin's Campo Grande Earthmover plant. The President was accompanied by the Rio de Janeiro governor and several ministers.

President Lula congratulated Michelin for its investments in this modern plant and for the 400 jobs it will soon create at the site. He said he was proud that a group like Michelin was choosing to develop in his country.

An **active and dynamic** Shareholder Consultative Committee

During the last Annual Shareholders Meeting, Michelin's Shareholder Consultative Committee welcomed its new members.



Ms Anne Valérie DUMONT, Ms Caroline MEIGNEN, Ms Jana POPA and Mr. Michel DELERUE, appointed for a three-year term and replacing the members whose term had expired. The twelve-member Consultative Committee contributes to enhancing communication between Michelin and its Individual Shareholders through its advice and recommendations. Its valuable proposals and ideas help the Group develop ever better information medias.

During the last two meetings, the Committee's work enabled us to:
Redesign the Letter to Michelin's Shareholders in the format you are now discovering for this first issue, which should enable you to gain a deeper understanding of your company.
Redesign our website's Shareholder section to make it more attractive and easier to locate practical information.

MICHELIN SHARE PRICE CHANGE
(base 100: December 31, 2002)



350
300
250
200
150
100
50
Michelin
CAC 40
2003
2004
2005
2006
2007
2008
50,000,000
40,000,000
30,000,000
20,000,000
10,000,000
0
Monthly volumes traded

Agenda

Forthcoming financial communications

- **07/30/08:** 1st-half 2008 results
- **10/27/08:** 3rd quarter net sales

Forthcoming Meetings with Shareholders in France

- **06/26/08** Amiens
- **09/25/08** Rennes
- **10/07/08** Strasbourg
- **10/16/08** Paris
- **11/06/08** Dijon
- **11/25/08** Grenoble

The Michelin Share
Figures to May end, 2008
ISIN Code FR0000121261
Number of shares: 143,999,169
Closing rate: EUR 57.67
Market capitalization EUR 8.3 bn
Breakdown of Capital:
- Employees 1.7%
- Individual Shareholders 12.2%
- Resident institutional investors 22.8%
- Non-Resident Institutional Investors 63.4%



A team at your service

Individual Shareholder Relations Department
Headed by: Jacques ENGASSER
Toll free number (France only) 0 800 000 222
Phone: + 33 (0) 4 73 98 59 00
Fax: + 33 (0) 4 73 98 59 04
Email Address: actionnaires-individuels@fr.michelin.com
Head office: Compagnie Générale des Établissements Michelin
12 cours Sablon
63040 Clermont-Ferrand
Cedex 9 – France

SEC File #82-3354

PRESS RELEASE

Clermont-Ferrand, July 30, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

FIRST HALF 2008 RESULTS

MICHELIN POSTS 8.6% OPERATING MARGIN

+2.0% SATISFACTORY SALES VOLUME INCREASE

NET INCOME STABLE AT EUR 430 MILLION

- **The Group is recording the initial positive effects of the multiple price increases announced in the first half;**
- **In a troubled and difficult global environment, and provided second half tire markets do not worsen beyond current estimated levels, Michelin expects to deliver full-year operating margin before non-recurring items approaching the first half level;**
- **Free cash flow, eroded in the first half by the increase in inventory value, should be nearly balanced at the end of 2008 through the action taken in the second half to reduce working capital requirements;**
- **The Group expects to reach its *"Horizon 2010"* strategic objectives thanks to the improvements achieved through its competitiveness plan.**

(IFRS, in EUR million)	June 30, 2008	2008 / 2007 Change
Net Sales	8,239	-1.9%
At constant scope and exchange rates		+4.2%
Sales volumes		+2.0%
Operating income before non-recurring income and expenses	708	-17.8%
Operating margin before non-recurring income and expenses	8.6%	-1.6 pt
Passenger car and Light truck Tires and Related Distribution	7.6%	-2.3 pts
Truck Tires and Related Distribution	5.2%	-2.1 pts
Specialty Businesses	20.0%	+1.3 pt
Operating income	708	-11.3%
Operating margin	8.6%	-0.9 pt
Net income	430	-1.4%
Net income attributable to Shareholders	430	-1.6%
Net financial debt	4,334	+16.7% [1]
Gearing	80%	up 10 pts [1]
Free Cash Flow[2]	-445	-414

[1] Versus 31 December 2007

[2] Free cash flow = cash flow from operating activities – Cash flow from investing activities


MICHELIN
A better way forward

In addition to the negative impact of exchange rates, first half 2008 results were characterized by two major developments:

- the significant drop in passenger car & light truck and truck replacement markets in Europe and North America, a drop that accelerated in Europe in May and June;
- the raw material cost increases that were sharper than anyone could have anticipated. This led to a time-lag between Group cost of sales increases and the mitigating impact of price increases.

Michelin sales growth, the benefits of the Group's competitiveness plan and strong Specialty business performance, helped maintain operating profitability at satisfactory levels under the circumstances. The Group's financial structure remains robust, net income is stable as there were no non-recurring charges during the period.

Commenting on the first half results, **Managing Partner Michel Rollier stated**: "Michelin continues to grow and gain market share despite a particularly unsupportive trading environment. All of these achievements have to be attributed to the work and skills of Michelin's teams who clearly rose to the challenge of a stiffening international competition and an inflationary environment. Michelin, now better armed to adjust to market developments, in particular through a product offering tailored to today's environmental and fuel-efficiency requirements, is holding the course of its strategic plan: improving competitiveness, leveraging product differentiation and increasing foothold in the high-growth markets. All this makes me confident in our future prospects".

Outlook for 2008

- **Tire markets will be mainly driven by emerging country dynamism and high growth in the Specialty product segment;**
- **Extra raw material costs estimated at 750 million euros for the full year, at constant exchange rates;**
- **Michelin is deploying a worldwide price increase strategy and expects to deliver full-year operating margin before non-recurring items approaching the first half 2008 level, provided tire markets do not worsen in the second half beyond current estimated levels. In addition, free cash flow, eroded in the first half by the increase in inventory value, should be nearly balanced at the end of 2008 through the action taken in the second half to reduce working capital requirements.**

Estimated full-year change in 2008 tire markets versus 2007	Europe	North America	South America	Asia	Africa / Middle East	Total
Passenger Car & Light Truck Original Equipment	+1%	-11%	+15%	+5%	+14%	+1%
Passenger Car & Light Truck Replacement	-3%	-2%	+2%	+5%	+3%	-1%
Truck* Original Equipment	+9%	-9%	+18%	+30%	+3%	+11%
Truck* Replacement	-6%	-5%	+15%	+10%	+5%	+3%

* Radial only


MICHELIN
A better way forward

Detailed Review of First Half Operations and Results

Tire market changes in the first half 2008 versus the first half 2007

	Europe	North America	South America	Asia	Africa / Middle East	Total
Passenger Car & Light Truck Original Equipment	**+2.2%**	**-12.2%**	**+18.8%**	**+9.7%**	**+13.9%**	**+3.0%**
Passenger Car & Light Truck Replacement	**-3.0%**	**-1.7%**	**+1.6%**	**+5.3%**	**+3.2%**	**-0.3%**
Truck* Original Equipment	**+14.0%**	**-18.4%**	**+21.0%**	**+33.3%**	**+3.0%**	**+9.8%**
Truck* Replacement	**-6.0%**	**-4.7%**	**+ 23.0%**	**+11.8%**	**+5.1%**	**+4.4%**

* Radial only

- Europe:
  - Passenger Car and Light Truck
    - Automobile production is growing in Europe, driven mainly by Eastern Europe, where approximately 20% growth was recorded. **Original equipment** tire demand fully benefited from this trend;
    - **Replacement:** demand trends varied sharply between Western Europe, down a further 5.4%, and Eastern Europe, up almost 5%. Overall, tire markets were down 3% (with more than 8% decline in the month of June 2008 alone), with entry-level segments accounting for the bulk of the decline, while demand in the SUV and high-performance tire segments kept trending up.
  - Truck and Bus
    - **Original equipment** markets, continuing on the dynamic growth trends recorded in second half 2007, were up sharply, though slowing down somewhat in June. Demand was mainly driven by Eastern Europe and OEM export performance;
    - **Replacement** markets on the other hand, declined across Europe, down 9% in the Western countries and as much as 12% in Central Europe. The only exception was Russia, which posted an estimated 30% growth. Note that demand fell nearly 20% in June 2008 versus June 2007. Many road transport companies are affected by towering fuel prices as they are not always in a position to match these increases in their own prices.
- North America:
  - Passenger Car and Light Truck
    - **Original equipment** tire demand reflected the weakness of vehicle production in North America, down 10% on a 12-month rolling average after adjustment for seasonal variances: the pickup and light truck segments accounted for the bulk of the decline while passenger car sales levels were relatively stable year-on-year;
    - The trends in North America's **replacement** demand were largely due to the 3% decline reported in the U.S. whereas Canada experienced a very strong winter tire segment growth. This was due to a combination of poor winter weather conditions in the beginning of the year and the introduction of new regulations, to become effective starting 2009, in Quebec. The segment mix was further significantly enriched, with high performance segments posting double-digit growth and entry-level segments down approximately 10%.


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- Truck and Bus
    - Demand in the **original equipment** market failed to rebound, due to uncertainty among transport operators who are waiting to see how the economic environment will evolve;
    - In the **replacement** market, further decline can be attributed to the high diesel fuel price inflation, with prices almost doubling in just two years and American household confidence hitting a ten-year low; fleet operators tended to postpone tire replacement as much as possible: they preferred mounting tires from unused vehicles, retreading casings and extracting more mileage out of the treads. The road freight business was, nevertheless, relatively brisk.

- Asia:
  - Passenger Car and Light Truck

    Replacement markets in that part of the globe were mainly driven by China (+19.2%), India (+8.2%) and Thailand (+5.2%). Growth in the region's mature countries tended to slow down: after growing in the first quarter, demand slumped in Japan in the second quarter, reflecting an economic slowdown related to a decline in volumes exported to the United States.
  - Truck and Bus

    The radial tire markets, driven by dynamic Chinese demand, again posted double-digit growth, in line with a buoyant economic environment.

- In South America, market growth remained high and only the Passenger car and light truck replacement market posted mere 1.6% growth, mainly due to less supportive markets in Brazil. Passenger car sales were extremely high in the first half. Truck tire markets further benefited from dynamic agrifood business and investments.

- In Africa and the Middle East, demand trends were satisfactory, particularly in Passenger car and Light truck original equipment, reflecting improving living standards in a number of countries.


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Group net sales were down 1.9% year-on-year (up 4.2% at constant exchange rates)

- + 2.0 % positive **volume** effect
  - Except for Europe, where sales volumes were stable year-on-year, **Passenger car and Light truck** tire sales recorded satisfactory growth worldwide, particularly in Asia, which posted double-digit growth.
  - Boosted by integration of the Oliver Rubber retread operations in North America (acquired in October 2007), **Truck** tire sales volumes were up substantially. Growth was marked in all regions except for Europe, where replacement demand was weak. In Asia, Michelin's commercial performance was very strong.
  - The **Specialty** tire sales volume growth was more than satisfactory across Product Lines and regions.
- + 2.1% positive **price-mix** effect at constant currency
  - The price effect alone was a positive 2.1%, up slightly versus the first quarter 2008. This reflected implementation of the price increases Michelin announced in the first quarter; the multiple upward price revisions announced in the second quarter will begin to produce an effect during the second half of the year.
  - The mix effect alone had a neutral impact on Group net sales as opposite trends cancelled each other out:
    - Brand and segment mixes were further enriched;
    - On the other hand, the OE vs. Replacement market mix (particularly in Europe) and the geographic mix (relative weakness of European markets and significant emerging market sales growth) impacted Group sales significantly.
- Sharp negative (- 5.9 %) impact of **exchange rates.**
  - Depreciation of the U.S. dollar (- 13.1%), of the pound sterling (- 13%), of the Mexican peso (- 10.4%) versus the euro, based on average rates.

Michelin's operating margin before non-recurring items amounted to 8.6%, down 1.6 point year-on-year. At 708 million euros, operating income before non-recurring items was down 17.8%.

The EUR 153 million decline in operating income before non-recurring items breaks down as follows:

- + EUR 86 million reflecting sales volume increase;
- + EUR 180 million accounted for by the price increases implemented during the semester;
- - EUR 66 million due to exchange rate fluctuations, mainly resulting from U.S. dollar depreciation versus the euro;
- + EUR 16 million resulting from the positive impact of the cost reduction measures already implemented. This helped fully offset payroll inflation and the additional expenses incurred in connection with the launch of different projects designed to enhance Group productivity;
- - EUR 35 million accounted for by an increase in depreciation;
- - EUR 334 million resulting from external cost inflation, including EUR 239 million for raw materials alone and EUR 95 million for energy and transportation.

Net Income Stable at EUR 430 Million

The slight EUR 6 million year-on-year decline in net income resulted from:

- - EUR 153 million reduction in operating income before non-recurring items;
- + EUR 63 million decrease in non-recurring expenses, reflecting the absence of restructuring charges for the first half, whereas the first half 2007 had been impacted by the costs in connection with industrial optimization of the Japan-based Ota plant;
- + EUR 20 million improvement in financial result;


MICHELIN
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- - EUR 59 million on corporate income tax, mainly due to a lower taxable income.

Free cash flow was a negative EUR 445 million, down EUR 414 million, reflecting in particular:

- - EUR 125 million EBITDA[1] decrease, globally in line with operating income change before non-recurring items;
- working capital requirement increase related to inventory financing that has appreciated by EUR 453 million during the first half 2008 (as opposed to a EUR 205 million increase in the first half 2007). This resulted partly from the large impact on inventory value of raw material cost inflation and also from the negative impact on commercial performance in June of weak European tire markets.

  It is worth mentioning further working capital requirement improvement in connection with trade receivables, as the latter were brought down to 18.1% of net sales versus 19.9% at the end of June 2007.

At EUR 500 million, capital expenditure was stable year-on-year.

At 80%, gearing ratio confirms the robustness of the Group's financial structure

Note that net gearing amounted to 86% on 30 June 2007 and to 70% on 31 December 2007.

- Net debt: + EUR 620 million versus 31 December 2007, including, in particular:
  - + EUR 445 million: negative free cash flow;
  - + EUR 240 million: dividends paid out in May 2008;
  - - EUR 61 million: positive impact on debt of currency conversion, in particular due to 6.6% U.S. dollar depreciation versus the euro between 1 January and 30 June 2008;
  - + EUR 16 million: interest due on the OCEANE bond issue of March 2007 convertible or swappable with new or existing shares.
  - - EUR 42 million: reduction in put option commitments to certain minority shareholders in Group subsidiaries.

[1]Earning Before Interest, Tax, Depreciation and Amortization


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Segment information

	Net Sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	1st half 2008			1st half 2008		H1 2008	H1 2007
	(EUR million)	% of total	2008 / 2007	(EUR million)	% of total		
Passenger car / Light truck Tires & Related Distribution	4,357	53%	-2.9%	332	47%	7.6%	9.9%
Truck Tires & Related Distribution	2,696	33%	-1.8%	139	20%	5.2%	7.3%
Specialty Businesses	1,186	14%	+1.6%	237	33%	20.0%	18.7%
Group total	8,239	100 %	-1.9%	708	100 %	8.6%	10.2%

Passenger car and Light truck and related distribution: operating margin before non-recurring items declined 2.3 points versus the first half 2007 to 7.6%. It was affected by raw material price increases, the result of the integrated distribution networks and weak demand.

- Sales volumes increased worldwide except for Europe, where demand was weak, particularly in May and June in the Replacement segment;
- The Group further strengthened its positions in Europe as well globally;
- Price increases have started to have an impact in the second quarter and this should amplify in the second semester;
- The mix remained positive, benefiting in particular from the Group's brand and segment enrichment.

The segment's profitability was however affected by:

- The sharp raw material cost inflation, particularly marked in the second quarter 2008;
- weaker performance from the European integrated distribution network, affected by sharply declining Western European markets, where it operates almost exclusively;
- and a strongly negative currency impact.


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Truck and related distribution: the change in exchange rates, raw material price increases and the unfavorable market mix accounted for the bulk of the 2.1 point drop in operating margin, which amounted to 5.2% in the first half.

- The Truck and Bus tire segment was boosted by buoyant emerging markets and further market share gains in North America's replacement segment for the 4th year running: sales volumes posted satisfactory growth;
- The impact of price increases accelerated sharply in the second quarter as compared to the first quarter, a trend that is expected to continue over the coming months.

Nevertheless:

- the currency effect adversely affected the segment's profitability;
- the impact of the raw material cost hike was strong in the second quarter, whereas it had been neutral in the first quarter;
- in Europe, the Truck and Bus operations suffered from a particularly unfavourable Original Equipment / Replacement market mix.

Specialty businesses: further profitability improvement, with a high 20.0% operating margin (up + 1.3 point year-on-year)

- Most of the segment's businesses benefited from supportive trading conditions with demand generally outstripping supply. This was particularly true of the Earthmover businesses (surface mines, quarries) and Agricultural segments. Aircraft fuel price hikes, although slowing airline traffic down somewhat, actually boosted the commercial segment's switch to radial tire technology, thereby benefiting Michelin's Aircraft tire operations.

- Against this background, Michelin leveraged market enrichment to strengthen its positions across the higher value-added segments: tire fitments for very large earthmovers and agricultural lead tractors and radial tires for recreational two-wheelers and commercial aircraft.

*

* *


MICHELIN
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First-half 2008 results will be presented at a press conference on Wednesday July 30, 2008 at 8:30 am at Pavillon Gabriel, avenue Gabriel, Paris 8th.

An analyst and investor presentation will be made at Pavillon Gabriel, on the same day at 10:30am.

Finally, a telephone conference will be held in English on Wednesday July 30 at 4:00 pm Paris time (2:00pm GMT). If you wish to attend, please dial one of the following numbers from 3:50 pm:

- From France 01 72 28 01 30
- From the UK 0203 043 2440
- From the United States 1 703 621 9120
- From anywhere else +44 203 043 2440

Please refer to the site www.michelin.com/corporate "Finance" section for practical information concerning the telephone conference.

For more detail on Michelin's first half results, go to the website www.michelin.com/corporate, call +33 (0) 1 45 66 16 15, send an e-mail enquiry to « investor-relations@fr.michelin.com » or write to Michelin's Investor Relations Department.

For more information on Michelin's tire markets and on the Company, please download Michelin's Factbook 2008 from our website: www.michelin.com/corporate "Finance" section

*

* *

The quarterly financial information at September 30, 2008 will be published on Monday October 27, 2008 after closing of Paris Euronext.

Contacts

Investor Relations:	**Press Relations**
Christophe Mazel: +33 (0) 1 45 66 10 04 +33 (0) 4 73 32 24 53 christophe.mazel@fr.michelin.com	Fabienne de Brébisson: + 33 (0) 1 45 66 10 72 + 33 (0) 6 08 86 18 15 fabienne.de-brebisson@fr.michelin.com
Jacques Philippe Hollaender: +33 (0) 4 73 32 18 02 +33 (0) 6 87 74 29 27 Jacques-Philippe.hollaender@fr.michelin.com	**Individual Shareholders** Jacques Engasser: + 33 (0) 4 73 98 59 08 jacques.engasser@fr.michelin.com


MICHELIN
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CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Six months ended 30 June 2008	Six months ended 30 June 2007
Sales	**8,239**	**8,402**
Cost of sales	(5,824)	(5,787)
Gross income	**2,415**	**2,615**
Sales and marketing expenses	(827)	(853)
Research and development expenses	(257)	(290)
General and administrative expenses	(581)	(543)
Other operating income and expenses	(42)	(68)
Operating income before non-recurring income and expenses	**708**	**861**
Non-recurring expenses	-	(63)
Operating income	**708**	**798**
Cost of net debt	(116)	(144)
Other financial income and expenses	10	18
Share of profit/(loss) from associates	9	4
Income before taxes	**611**	**676**
Income tax	(181)	(240)
Net income	**430**	**436**
▪ Attributable to Shareholders	430	437
▪ Attributable to non-controlling interests	-	(1)
Earnings per share (in euros)		
▪ Basic	2.95	3.00
▪ Diluted	2.89	2.96


MICHELIN
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CONSOLIDATED BALANCE SHEET

(in EUR million)	30 June 2008	31 December 2007
Goodwill	401	401
Other intangible assets	225	200
Property, plant and equipment (PP&E)	7,066	7,124
Non-current financial assets and other assets	444	452
Investments in associates and joint ventures	67	62
Deferred tax assets	862	926
Non-current assets	**9,065**	**9,165**
Inventories	3,723	3,353
Trade receivables	2,975	2,993
Current financial assets	56	35
Other current assets	611	573
Cash and cash equivalents	257	330
Current assets	**7,622**	**7,284**
TOTAL ASSETS	16,687	16,449
Share capital	290	288
Share premiums	1,940	1,885
Reserves	3,207	3,109
Non-controlling interests	7	8
Total equity	**5,444**	**5,290**
Non-current financial liabilities	2,811	2,925
Employee benefits	2,444	2,567
Provisions and other non-current liabilities	783	895
Deferred tax liabilities	70	61
Non-current liabilities	**6,108**	**6,448**
Current financial liabilities	1,825	1,145
Trade payables	1,416	1,642
Other current liabilities	1,894	1,924
Current liabilities	**5,135**	**4,711**
TOTAL LIABILITIES AND EQUITY	16,687	16,449


MICHELIN
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CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Six months ended 30 June 2008	Six months ended 30 June 2007
Net income	**430**	**436**
EBITDA adjustments		
▪ Cost of net debt	116	144
▪ Other financial income and expenses	(10)	(18)
▪ Income tax	181	240
▪ Amortization, depreciation and impairment of intangible assets and PP&E	464	436
▪ Non-recurring income and expenses	-	63
▪ Share of loss/(profit) from associates	(9)	(4)
EBITDA before non-recurring income and expenses	**1 172**	**1,297**
Non-cash other income and expenses	8	(13)
Change in provisions, including employee benefits	(139)	(113)
Net finance costs paid	(105)	(145)
Income tax paid	(154)	(128)
Change in value of working capital, net of impairments	(608)	(241)
Cash flows from operating activities	**174**	**657**
Purchases of intangible assets and PP&E	(584)	(729)
Proceeds from sale of intangible assets and PP&E	15	48
Acquisitions of consolidated shareholdings, net of cash acquired	-	(28)
Proceeds from sale of consolidated shareholdings, net of cash disposed	-	(1)
Purchases of available-for-sale investments	(57)	(1)
Proceeds from sale of available-for-sale net investments	2	18
Change in value of other financial assets	5	5
Cash flows from investing activities	**(619)**	**(688)**
Proceeds from issuance of shares	37	10
Dividends paid to Shareholders	(230)	(208)
Proceeds of the issuance of the convertible bonds	-	694
Change in value of financial liabilities	636	(172)
Other finance cash flows	(60)	(8)
Cash flows from financing activities	**383**	**316**
Effect of the change of currency rates	**(11)**	**2**
Increase / (decrease) of cash and cash equivalents	**(73)**	**287**
Cash and cash equivalents as at 1 January	**330**	**680**
Cash and cash equivalents as at 30 June	**257**	**967**


MICHELIN
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Disclaimer

«This press release is not an offer to purchase or a solicitation to recommend the purchase of Michelin shares. To obtain more detailed information on Michelin, please consult the documentation published in France by Autorité des Marchés Financiers available from the www.michelin.com website.

This press release could contain a number of provisional statements. Although the Company believes that these statements are based on reasonable assumptions as at the time of publishing this document, they are by nature subject to risks and contingencies liable to translate into a difference between actual data and the forecasts made or induced by these statements».


MICHELIN
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Translation of French Text published in the
Bulletin Des Annonces Legales Obligatoires ("BALO") on August 8, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

Partnership limited by shares with capital of 289,982,664 Euros
Registered Office: 12, cours Sablon, 6300 Clermont-Ferrand
855 200 887 R.C.S. Clermont-Ferrand

CONSOLIDATED SALES (NET OF TAXES)
(in millions of Euros)

	2008	**2007**
From January 1 through March 31	4,091	4,200
From January 1 through June 30	8,239	8,402

SEC File #82-3354

First Half 2008 Financial Report


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MICHELIN ENERGY SAVER,
Le pneu qui vous fait faire
des économies et qui respecte
l'environnement !

1/2

MICHELIN
Une meilleure façon d'avancer

PRESS RELEASE

Clermont-Ferrand, July 30, 2008

COMPAGNIE GENERALE DES ETABLISSEMENTS MICHELIN

FIRST HALF 2008 RESULTS

MICHELIN POSTS 8.6% OPERATING MARGIN

+2.0% SATISFACTORY SALES VOLUME INCREASE

NET INCOME STABLE AT EUR 430 MILLION

- The Group is recording the initial positive effects of the multiple price increases announced in the first half;
- In a troubled and difficult global environment, and provided second half tire markets do not worsen beyond current estimated levels, Michelin expects to deliver full-year operating margin before non-recurring items approaching the first half level;
- Free cash flow, eroded in the first half by the increase in inventory value, should be nearly balanced at the end of 2008 through the action taken in the second half to reduce working capital requirements;
- The Group expects to reach its "Horizon 2010" strategic objectives thanks to the improvements achieved through its competitiveness plan.

(IFRS, in EUR million)	June 30, 2008	2008 / 2007 Change
Net Sales	8,239	-1.9%
At constant scope and exchange rates		+4.2%
Sales volumes		+2.0%
Operating income before non-recurring income and expenses	708	-17.8%
Operating margin before non-recurring income and expenses	8.6%	-1.6 pt
Passenger car and Light truck Tires and Related Distribution	7.6%	-2.3 pts
Truck Tires and Related Distribution	5.2%	-2.1 pts
Specialty Businesses	20.0%	+1.3 pt
Operating income	708	-11.3%
Operating margin	8.6%	-0.9 pt
Net income	430	-1.4%
Net income attributable to Shareholders	430	-1.6%
Net financial debt	4,334	+16.7% [1]
Gearing	80%	up 10 pts [1]
Free Cash Flow[2]	-445	-414

1 Versus 31 December 2007
2 Free cash flow = cash flow from operating activities - Cash flow from investing activities

In addition to the negative impact of exchange rates, first half 2008 results were characterized by two major developments:
- the significant drop in passenger car & light truck and truck replacement markets in Europe and North America, a drop that accelerated in Europe in May and June;
- the raw material cost increases that were sharper than anyone could have anticipated. This led to a time-lag between Group cost of sales increases and the mitigating impact of price increases.

Michelin sales growth, the benefits of the Group's competitiveness plan and strong Specialty business performance, helped maintain operating profitability at satisfactory levels under the circumstances. The Group's financial structure remains robust, net income is stable as there were no non-recurring charges during the period.

Commenting on the first half results, **Managing Partner Michel Rollier stated:** "Michelin continues to grow and gain market share despite a particularly unsupportive trading environment. All of these achievements have to be attributed to the work and skills of Michelin's teams who clearly rose to the challenge of a stiffening international competition and an inflationary environment. Michelin, now better armed to adjust to market developments, in particular through a product offering tailored to today's environmental and fuel-efficiency requirements, is holding the course of its strategic plan: improving competitiveness, leveraging product differentiation and increasing foothold in the high-growth markets. All this makes me confident in our future prospects".

Outlook for 2008

- **Tire markets will be mainly driven by emerging country dynamism and high growth in the Specialty product segment;**
- **Extra raw material costs estimated at 750 million euros for the full year, at constant exchange rates;**
- **Michelin is deploying a worldwide price increase strategy and expects to deliver full-year operating margin before non-recurring items approaching the first half 2008 level, provided tire markets do not worsen in the second half beyond current estimated levels. In addition, free cash flow, eroded in the first half by the increase in inventory value, should be nearly balanced at the end of 2008 through the action taken in the second half to reduce working capital requirements.**

Estimated full-year change in 2008 tire markets versus 2007	Europe	North America	South America	Asia	Africa Middle East	Total
Passenger Car & Light Truck Original Equipment	+1%	-11%	+15%	+5%	+14%	+1%
Passenger Car & Light Truck Replacement	-3%	-2%	+2%	+5%	+3%	-1%
Truck* Original Equipment	+9%	-9%	+18%	+30%	+3%	+11%
Truck* Replacement	-6%	-5%	+15%	+10%	+5%	+3%

* Radial only

Detailed Review of First Half Operations and Results

Tire market changes in the first half 2008 versus the first half 2007

	Europe	North America	South America	Asia	Africa / Middle East	Total
Passenger Car & Light Truck Original Equipment	+2.2%	-12.2%	+18.8%	+9.7%	+13.9%	+3.0%
Passenger Car & Light Truck Replacement	-3.0%	-1.7%	+1.6%	+5.3%	+3.2%	-0.3%
Truck* Original Equipment	+14.0%	-18.4%	+21.0%	+33.3%	+3.0%	+9.8%
Truck* Replacement	-6.0%	-4.7%	+ 23.0%	+11.8%	+5.1%	+4.4%

* Radial only

Europe :

Passenger Car and Light Truck

● Automobile production is growing in Europe, driven mainly by Eastern Europe, where approximately 20% growth was recorded. **Original equipment** tire demand fully benefited from this trend;

● **Replacement:** demand trends varied sharply between Western Europe, down a further 5.4%, and Eastern Europe, up almost 5%. Overall, tire markets were down 3% (with more than 8% decline in the month of June 2008 alone), with entry-level segments accounting for the bulk of the decline, while demand in the SUV and high-performance tire segments kept trending up.

Truck and Bus

● **Original equipment** markets, continuing on the dynamic growth trends recorded in second half 2007, were up sharply, though slowing down somewhat in June. Demand was mainly driven by Eastern Europe and OEM export performance;

● **Replacement** markets on the other hand, declined across Europe, down 9% in the Western countries and as much as 12% in Central Europe. The only exception was Russia, which posted an estimated 30% growth. Note that demand fell nearly 20% in June 2008 versus June 2007. Many road transport companies are affected by towering fuel prices as they are not always in a position to match these increases in their own prices.

North America:

Passenger Car and Light Truck

● **Original equipment** tire demand reflected the weakness of vehicle production in North America, down 10% on a 12-month rolling average after adjustment for seasonal variances: the pickup and light truck segments accounted for the bulk of the decline while passenger car sales levels were relatively stable year-on-year;

● The trends in North America's **replacement** demand were largely due to the 3% decline reported in the U.S. whereas Canada experienced a very strong winter tire segment growth. This was due to a combination of poor winter weather conditions in the beginning of the year and the introduction of new regulations, to become effective starting 2009, in Quebec. The segment mix was further significantly enriched, with high performance segments posting double-digit growth and entry-level segments down approximately 10%.

Truck and Bus

● Demand in the **original equipment** market failed to rebound, due to uncertainty among transport operators who are waiting to see how the economic environment will evolve;

● In the **replacement** market, further decline can be attributed to the high diesel fuel price inflation, with prices almost doubling in just two years and American household confidence hitting a ten-year low; fleet operators tended to postpone tire replacement as much as possible: they preferred mounting tires from unused vehicles, retreading casings and extracting more mileage out of the treads. The road freight business was, nevertheless, relatively brisk.

Asia:

Passenger Car and Light Truck

● **Replacement** markets in that part of the globe were mainly driven by China (+19.2%), India (+8.2%) and Thailand (+5.2%). Growth in the region's mature countries tended to slow down: after growing in the first quarter, demand slumped in Japan in the second quarter, reflecting an economic slowdown related to a decline in volumes exported to the United States.

Truck and Bus

● The radial tire markets, driven by dynamic Chinese demand, again posted double-digit growth, in line with a buoyant economic environment.

In South America, market growth remained high and only the Passenger car and light truck replacement market posted mere 1.6% growth, mainly due to less supportive markets in Brazil. Passenger car sales were extremely high in the first half. Truck tire markets further benefited from dynamic agrifood business and investments.

In Africa and the Middle East, demand trends were satisfactory, particularly in Passenger car and Light truck original equipment, reflecting improving living standards in a number of countries.

Group net sales were down 1.9% year-on-year (up 4.2% at constant exchange rates)

- + 2.0 % positive **volume** effect

  - Except for Europe, where sales volumes were stable year-on-year, **Passenger car and Light truck** tire sales recorded satisfactory growth worldwide, particularly in Asia, which posted double-digit growth.
  - Boosted by integration of the Oliver Rubber retread operations in North America (acquired in October 2007), **Truck** tire sales volumes were up substantially. Growth was marked in all regions except for Europe, where replacement demand was weak. In Asia, Michelin's commercial performance was very strong.
  - The **Specialty** tire sales volume growth was more than satisfactory across Product Lines and regions.

- + 2.1% positive **price-mix** effect at constant currency

  - The price effect alone was a positive 2.1%, up slightly versus the first quarter 2008. This reflected implementation of the price increases Michelin announced in the first quarter; the multiple upward price revisions announced in the second quarter will begin to produce an effect during the second half of the year.
  - The mix effect alone had a neutral impact on Group net sales as opposite trends cancelled each other out:
    - Brand and segment mixes were further enriched;
    - On the other hand, the OE vs. Replacement market mix (particularly in Europe) and the geographic mix (relative weakness of European markets and significant emerging market sales growth) impacted Group sales significantly.

- Sharp negative (- 5.9 %) impact of **exchange rates.**

  - Depreciation of the U.S. dollar (- 13.1%), of the pound sterling (- 13%), of the Mexican peso (- 10.4%) versus the euro, based on average rates.

Michelin's operating margin before non-recurring items amounted to 8.6%, down 1.6 point year-on-year. At 708 million euros, operating income before non-recurring items was down 17.8%.

The EUR 153 million decline in operating income before non-recurring items breaks down as follows:

- + EUR 86 million reflecting sales volume increase;
- + EUR 180 million accounted for by the price increases implemented during the semester;
- - EUR 66 million due to exchange rate fluctuations, mainly resulting from U.S. dollar depreciation versus the euro;
- + EUR 16 million resulting from the positive impact of the cost reduction measures already implemented. This helped fully offset payroll inflation and the additional expenses incurred in connection with the launch of different projects designed to enhance Group productivity;
- - EUR 35 million accounted for by an increase in depreciation;
- - EUR 334 million resulting from external cost inflation, including EUR 239 million for raw materials alone and EUR 95 million for energy and transportation.

Net Income Stable at EUR 430 Million

The slight EUR 6 million year-on-year decline in net income resulted from:

- - EUR 153 million reduction in operating income before non-recurring items;
- + EUR 63 million decrease in non-recurring expenses, reflecting the absence of restructuring charges for the first half, whereas the first half 2007 had been impacted by the costs in connection with industrial optimization of the Japan-based Ota plant;
- + EUR 20 million improvement in financial result;
- - EUR 59 million on corporate income tax, mainly due to a lower taxable income.

Free cash flow was a negative EUR 445 million, down EUR 414 million, reflecting in particular:

- - EUR 125 million EBITDA[1] decrease, globally in line with operating income change before non-recurring items;
- working capital requirement increase related to inventory financing that has appreciated by EUR 453 million during the first half 2008 (as opposed to a EUR 205 million increase in the first half 2007). This resulted partly from the large impact on inventory value of raw material cost inflation and also from the negative impact on commercial performance in June of weak European tire markets.

It is worth mentioning further working capital requirement improvement in connection with trade receivables, as the latter were brought down to 18.1% of net sales versus 19.9% at the end of June 2007.

At EUR 500 million, capital expenditure was stable year-on-year.

[1] *Earning Before Interest, Tax, Depreciation and Amortization*

At 80%, gearing ratio confirms the robustness of the Group's financial structure

Note that net gearing amounted to 86% on 30 June 2007 and to 70% on 31 December 2007.

- Net debt: + EUR 620 million versus 31 December 2007, including, in particular:
  - + EUR 445 million: negative free cash flow;
  - + EUR 240 million: dividends paid out in May 2008;
  - - EUR 61 million: positive impact on debt of currency conversion, in particular due to 6.6% U.S. dollar depreciation versus the euro between 1 January and 30 June 2008;
  - + EUR 16 million: interest due on the OCEANE bond issue of March 2007 convertible or swappable with new or existing shares.
  - - EUR 42 million: reduction in put option commitments to certain minority shareholders in Group subsidiaries.

Segment Information

	Net Sales			Operating income before non-recurring items		Operating margin before non-recurring items	
	1st half 2008			1st half 2008		H1 2008	H1 2007
	(EUR million)	as a % of total	2008 / 2007	(EUR million)	as a % of total		
Passenger car and Light truck and Related Distribution	4,357	53%	-2.9%	332	47%	7.6%	9.9%
Truck and Related Distribution	2,696	33%	-1.8%	139	20%	5.2%	7.3%
Specialty Businesses	1,186	14%	+1.6%	237	33%	20.0%	18.7%
Group total	**8,239**	**100 %**	**-1.9%**	**708**	**100 %**	**8.6%**	**10.2%**

Passenger car and Light truck and related distribution: operating margin before non-recurring items declined 2.3 points versus the first half 2007 to 7.6%. It was affected by raw material price increases, the result of the integrated distribution networks and weak demand.

● Sales volumes increased worldwide except for Europe, where demand was weak, particularly in May and June in the Replacement segment;
● The Group further strengthened its positions in Europe as well globally;
● Price increases have started to have an impact in the second quarter and this should amplify in the second semester;
● The mix remained positive, benefiting in particular from the Group's brand and segment enrichment.

The segment's profitability was however affected by:
● The sharp raw material cost inflation, particularly marked in the second quarter 2008;
● weaker performance from the European integrated distribution network, affected by sharply declining Western European markets, where it operates almost exclusively;
● and a strongly negative currency impact.

Truck and related distribution: the change in exchange rates, raw material price increases and the unfavorable market mix accounted for the bulk of the 2.1 point drop in operating margin, which amounted to 5.2% in the first half.

● The Truck and Bus tire segment was boosted by buoyant emerging markets and further market share gains in North America's replacement segment for the 4th year running: sales volumes posted satisfactory growth;

● The impact of price increases accelerated sharply in the second quarter as compared to the first quarter, a trend that is expected to continue over the coming months.

Nevertheless:
● the currency effect adversely affected the segment's profitability;
● the impact of the raw material cost hike was strong in the second quarter, whereas it had been neutral in the first quarter;
● in Europe, the Truck and Bus operations suffered from a particularly unfavourable Original Equipment / Replacement market mix.

Specialty businesses: further profitability improvement, with a high 20.0% operating margin (up + 1.3 point year-on-year)

● Most of the segment's businesses benefited from supportive trading conditions with demand generally outstripping supply. This was particularly true of the Earthmover businesses (surface mines, quarries) and Agricultural segments. Aircraft fuel price hikes, although slowing airline traffic down somewhat, actually boosted the commercial segment's switch to radial tire technology, thereby benefiting Michelin's Aircraft tire operations.

● Against this background, Michelin leveraged market enrichment to strengthen its positions across the higher value-added segments: tire fitments for very large earthmovers and agricultural lead tractors and radial tires for recreational two-wheelers and commercial aircraft.

First-half 2008 results will be presented at a press conference on Wednesday July 30, 2008 at 8:30 am at Pavillon Gabriel, avenue Gabriel, Paris 8th.
An analyst and investor presentation will be made at Pavillon Gabriel, on the same day at 10:30am.

Finally, a telephone conference will be held in English on Wednesday July 30 at 4:00 pm Paris time (2:00pm GMT). If you wish to attend, please dial one of the following numbers from 3:50 pm:

- From France 01 72 28 01 30
- From the UK 0203 043 2440
- From the United States 1 703 621 9120
- From anywhere else +44 203 043 2440

Please refer to the site www.michelin.com/corporate "Finance" section for practical information concerning the telephone conference.
For more detail on Michelin's first half results, go to the website www.michelin.com/corporate, call +33 (0) 1 45 66 16 15, send an e-mail enquiry to "investor-relations@fr.michelin.com" or write to Michelin's Investor Relations Department.
For more information on Michelin's tire markets and on the Company, please download Michelin's Factbook 2008 from our website:
www.michelin.com/corporate "Finance" section.

The quarterly financial information at September 30, 2008 will be published on Monday October 27, 2008 after closing of Paris Euronext.

Contacts

Investor Relations:
Christophe Mazel :
+33 (0) 1 45 66 10 04
+33 (0) 4 73 32 24 53
christophe.mazel@fr.michelin.com

Jacques-Philippe Hollaender :
+33 (0) 4 73 32 18 02
+33 (0) 6 87 74 29 27
jacques-philippe.hollaender@fr.michelin.com

Press Relations

Fabienne de Brébisson :
+ 33 (0) 1 45 66 10 72
+ 33 (0) 6 08 86 18 15
fabienne.de-brebisson@fr.michelin.com

Individual Shareholders

Jacques Engasser :
+ 33 (0) 4 73 98 59 08
jacques.engasser@fr.michelin.com

CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Six months ended 30 June 2008	Six months ended 30 June 2007
Sales	**8,239**	**8,402**
Cost of sales	(5,824)	(5,787)
Gross income	**2,415**	**2,615**
Sales and marketing expenses	(827)	(853)
Research and development expenses	(257)	(290)
General and administrative expenses	(581)	(543)
Other operating income and expenses	(42)	(68)
Operating income before non-recurring income and expenses	**708**	**861**
Non-recurring expenses	-	(63)
Operating income	**708**	**798**
Cost of net debt	(116)	(144)
Other financial income and expenses	10	18
Share of profit/(loss) from associates	9	4
Income before taxes	**611**	**676**
Income tax	(181)	(240)
Net income	**430**	**436**
▪ Attributable to Shareholders	430	437
▪ Attributable to non-controlling interests	-	(1)
Earnings per share (in euros)		
▪ Basic	2.95	3.00
▪ Diluted	2.89	2.96

CONSOLIDATED BALANCE SHEET

(in EUR million)	30 June 2008	31 December 2007
Goodwill	401	401
Other intangible assets	225	200
Property, plant and equipment (PP&E)	7,066	7,124
Non-current financial assets and other assets	444	452
Investments in associates and joint ventures	67	62
Deferred tax assets	862	926
Non-current assets	**9,065**	**9,165**
Inventories	3,723	3,353
Trade receivables	2,975	2,993
Current financial assets	56	35
Other current assets	611	573
Cash and cash equivalents	257	330
Current assets	**7,622**	**7,284**
TOTAL ASSETS	**16,687**	**16,449**
Share capital	290	288
Share premiums	1,940	1,885
Reserves	3,207	3,109
Non-controlling interests	7	8
Total equity	**5,444**	**5,290**
Non-current financial liabilities	2,811	2,925
Employee benefits	2,444	2,567
Provisions and other non-current liabilities	783	895
Deferred tax liabilities	70	61
Non-current liabilities	**6,108**	**6,448**
Current financial liabilities	1,825	1,145
Trade payables	1,416	1,642
Other current liabilities	1,894	1,924
Current liabilities	**5,135**	**4,711**
TOTAL LIABILITIES AND EQUITY	**16,687**	**16,449**

CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Six months ended 30 June 2008	Six months ended 30 June 2007
Net income	**430**	**436**
EBITDA adjustments		
▪ Cost of net debt	116	144
▪ Other financial income and expenses	(10)	(18)
▪ Income tax	181	240
▪ Amortization, depreciation and impairment of intangible assets and PP&E	464	436
▪ Non-recurring income and expenses	-	63
▪ Share of loss/(profit) from associates	(9)	(4)
EBITDA before non-recurring income and expenses	**1 172**	**1,297**
Non-cash other income and expenses	8	(13)
Change in provisions, including employee benefits	(139)	(113)
Net finance costs paid	(105)	(145)
Income tax paid	(154)	(128)
Change in value of working capital, net of impairments	(608)	(241)
Cash flows from operating activities	**174**	**657**
Purchases of intangible assets and PP&E	(584)	(729)
Proceeds from sale of intangible assets and PP&E	15	48
Acquisitions of consolidated shareholdings, net of cash acquired	-	(28)
Proceeds from sale of consolidated shareholdings, net of cash disposed	-	(1)
Purchases of available-for-sale investments	(57)	(1)
Proceeds from sale of available-for-sale net investments	2	18
Change in value of other financial assets	5	5
Cash flows from investing activities	**(619)**	**(688)**
Proceeds from issuance of shares	37	10
Dividends paid to Shareholders	(230)	(208)
Proceeds of the issuance of the convertible bonds	-	694
Change in value of financial liabilities	636	(172)
Other finance cash flows	(60)	(8)
Cash flows from financing activities	**383**	**316**
Effect of the change of currency rates	**(11)**	**2**
Increase / (decrease) of cash and cash equivalents	**(73)**	**287**
Cash and cash equivalents as at 1 January	**330**	**680**
Cash and cash equivalents as at 30 June	**257**	**967**

Disclaimer

"This press release is not an offer to purchase or a solicitation to recommend the purchase of Michelin shares. To obtain more detailed information on Michelin, please consult the documentation published in France by Autorité des Marchés Financiers available from the www.michelin.com website.

This press release could contain a number of provisional statements. Although the Company believes that these statements are based on reasonable assumptions as at the time of publishing this document, they are by nature subject to risks and contingencies liable to translate into a difference between actual data and the forecasts made or induced by these statements".


1st Half
2008
Results
MICHELIN

Disclaimer

«This presentation is not an offer to purchase or a solicitation to recommend the purchase of Michelin shares. To obtain more detailed information on Michelin, please consult the documentation published in France by Autorité des Marchés Financiers available from the www.michelin.com website. This presentation could contain a number of provisional statements. Although the Company believes that these statements are based on reasonable assumptions as at the time of publishing this document, they are by nature subject to risks and contingencies liable to translate into a difference between actual data and the forecasts made or induced by these statements.»

2 - First Half 2008 Results – July 30, 2008


MICHELIN

First Half 2008 Key Figures

Net Sales	EUR 8,239 m	+4.2% increase at constant exchange rates
Operating income before non-recurring items	EUR 708 m	-17.8%
Operating margin before non-recurring items	8.6%	-1.6 point
Net income	EUR 430 m	[illegible]
Gearing	80%	6 points improvement
Free Cash Flow*	EUR -445 m	-EUR 414 m

*Free Cash Flow: Cash flow from operating activities – cash flow from investing activities

3 - First Half 2008 Results – July 30, 2008

MICHELIN


June End 2008 markets
4 - First Half 2008 Results – July 30, 2008
MICHELIN



June End 2008 Markets: Weak in Europe and North America

Passenger Car and Light Truck Tires

	Europe	North America	Asia	South America	Africa Middle East	Total
Original Equipment	+2%	-12%	+10%	+19%	+14%	+3.0%
Replacement	-3%	-2%	+5%	+2%	+3%	-0.3%

Truck Tires (radial market)

	Europe	North America	Asia	South America	Africa Middle East	Total
Original Equipment	+14%	-18%	+33%	+21%	+3%	+9.8%
Replacement	-3%	-5%	+12%	+23%	+5%	+4.4%

MICHELIN
First Half 2008 Results - July 30 2008



Sharp Decline of Replacement Markets in Mature Countries in May and June
Jan 1.1%
Feb 3.9%
-12.1% Mar
Apr 4.4%
-4.3% May
-8.2% Jun
Europe
Jan 6.3%
-1.6% Feb
-9.5% Mar
-0.2% Apr
-5.7% May
Jun 1.1%
North America
-8.9% Jan
-11.7% Feb
-7.1% Mar
Apr 9.6%
-12.5% May
-18.0% Jun
Europe
Jan 2.4%
-2.0% Feb
-3.2% Mar
Jun 10.0%
North America
MICHELIN
First Half 2008 Results - July 30, 2008

Impact of Geographic Mix

Decline more pronounced in Europe than in North America

Change in Replacement markets at June-end 2008

	Europe	North America
Passenger car	-3%	-2%
Truck	-6%	-5%

7 - First Half 2008 Results - July 30 2008

MICHELIN

OE/RT Mix impact in Europe

Replacement Market down and Original Equipment Market up

Change in European markets at June-end 2008

Original Equipment +2%

-3% Replacement

Original Equipment +14%

-6% Replacement

8 - First Half 2008 Results - July 30 2008

MICHELIN


Operating Performance
MICHELIN


Net Sales up 4.2%
at constant exchange rates
1st half 2007
1st half 2008
8,402
- 1.9%
8,239
+4.2%
8,402
8,753
At current exchange rates
At constant exchange rates
Net sales in EUR million
MICHELIN

Satisfactory Sales Volume Growth & Price Mix did not fully offset negative currency impact

H1 2007 Net Sales: 8,402

+171 Volumes +2.0%

+180 Price Mix +2.1%

- 514 Currency -5.9%

H1 2008 Net Sales: 8,239 (1.9%)

(in EUR million)

11 - First Half 2008 Results - July 30 2008

MICHELIN


Sales volume rebound in 2nd quarter
in difficult trading environment
4.9%
2.3%
1.1%
2.9%
Q1 2007
Q2 2007
Q1 2008
Q2 2008
% year-on-year volume growth
MICHELIN


Emerging countries accounted for more than 80% of sales volume growth
% sales in emerging countries
27%
73%
29%
% sales in mature
H1 2007
H1 2008
% of sales volume
13 - First Half 2008 Results - July 30 2008
MICHELIN


Impact of external cost increases
+180
Price mix
+86
Volumes
+16
Productivity after inflation
-35
Depreciation
-66
Currency
-334
External Costs
(o/w raw
708
Δ H1 2008/H1 2007
(in EUR million)
as a % of net sales
H1 2007
Operating income before non-recurring items
before non
External costs: raw materials, energy, logistics at constant exchange rates
14 - First Half 2008 Results - July 30 2008
MICHELIN




Gross margin down, but further SG&A improvement







down 1.8 point
31.1%
29.3%
H1 2007
H1 2008
Gross margin
0.2 point improvement
20.9%
20.7%
H1 2007
H1 2008
SG&A
% of sales
MICHELIN
16 - First Half 2008 Results - July 30 2008

Performance by reporting segment










MICHELIN
16 - First Half 2008 Results - July 30 2008



Passenger Car & Light Truck and Truck tire operations impacted by raw material inflation
Specialty Businesses improved further
9.9%
7.6%
7.3%
5.2%
18.7%
20.0%
10.2%
8.6%
Passenger car / Light truck & distribution
Truck & distribution
Specialty Businesses
Total
Operating margin before non-recurring items as a % of net sales
H1 2007
H1 2008
MICHELIN
17 - First Half 2008 Results - July 30 2008



Passenger Car / Light Truck & Related Distribution
MICHELIN
18 - First Half 2008 Results - July 30 2008

	Eur m	H1 08 / H1 07	Group %
Net Sales *(excluding currency effect)*	4,357	-2.9% +3.8%	53%
Operating income *(before non-recurring items)*	332	-24.9%	47%
Operating margin *(before non-recurring items)*	7.6%	-2.3 pts	

Passenger Car and Light Truck Tires



- **Successful Launch of the MICHELIN Energy Saver Tire**
  - Recognized by TÜV SÜD Automotive for superior wet braking performance and fuel efficiency
- **Acceleration of the MMW productivity gain program** implemented in many Passenger Car & Light Truck Tire plants
- **Distribution:** first TyrePlus shop opened in India and in Saudi Arabia

MICHELIN

18 - First Half 2008 Results - July 30 2008

Truck & Related Distribution

	Eur m	H1 08 / H1 07	Group %
Net Sales *(excluding currency effect)*	**2,696**	**-1.8%** +3.6%	**33%**
Operating income *(before non-recurring items)*	**139**	**-30.2%**	**20%**
Operating margin *(before non-recurring items)*	**5.2%**	**-2.1** pts	

MICHELIN

18 - First Half 2008 Results - July 30 2008


Truck Tires
Further expansion of Michelin Fleet Solutions in Europe
More than 500 MFS contracts signed
Distribution agreement in the USA
As a result of a partnership with Love's Travel Stops distribution network, Michelin will add more than 150 outlets coast-to-coast
China's public transportation market adopted the new MICHELIN X One tire
MICHELIN


Specialty Businesses
MICHELIN

	Eur m	H1 08 / H1 07	Group %
Net Sales *(excluding currency effect)*	1,186	+1.6% +7.2%	14%
Operating income *(before non-recurring items)*	237	+8.5%	33%
Operating margin *(before non-recurring items)*	20%	+1.3 pt	


Specialty Tire Businesses
Earthmover
To meet strong demand, capacity was increased at Le Puy en Velay (France) and Lexington (U.S) plants
Agricultural
More than 700 Exelagri salespoints in 11 European countries
Two-Wheel
New larger scooter tire range
New MICHELIN Anakee 2 Tire for Adventure Bikes
Aircraft
Sukhoi Superjet 100 Russian aircraft fitment contract
MICHELIN
23 - First Half 2008 Results - July 30, 2008

Financial Analysis

MICHELIN

24 - First Half 2008 Results - July 30, 2008

Net Income Stable at EUR430m

In EUR million	2008	2007	2008/2007
Net Sales	8,239	8,402	-1.9%
Operating Income (before non-recurring items)	708	861	-17.8%
% of Net Sales	8.6%	10.2%	-1.6pt
Non-recurring Items	-	-63	-
Operating Income	708	798	-11.3%
Cost of Net Debt Other Financial Income and Expenses	-106	-125	-
Tax	-181	-240	-
Result of companies accounted for by the equity method	9	4	-
Net Income	430	436	-1.4%

28 - First Half 2008 Results - July 30, 2008

MICHELIN

Higher Inventory levels due to raw material price increases

In EUR million	H1 2008	H1 2007	H1 08/ 07
EBITDA* (before non-recurring items)	1,172	1,297	- 125
Change in Inventory	- 453	- 205	- 248
Change in Trade Receivables	- 110	- 136	+ 26
Other	- 435	- 299	- 136
OPERATING CASH-FLOW	174	657	- 483
Gross Investment	- 500	- 502	+ 2
Other	- 119	- 186	+ 67
FREE CASH FLOW **	- 445	- 31	- 414

* EBITDA before non-recurring items: Operating income excluding depreciation and PP&E value impairment
**Free Cash Flow: Cash flow from operating activities – cash flow from investing activities

24 - First Half 2008 Results - July 30, 2008

MICHELIN

Seasonal Net Debt Increase

+240 Dividends

+500 Capex

-41 Other Cash-flows

-18 Other changes (non cash)

-61 Currency

+620

(in EUR million)

January 1, 2008 **Net debt**

June 30, 2008 **Net debt**

MICHELIN

27 - First Half 2008 Results – July 30, 2008


Further gearing improvement versus June 2007
110%
100%
90%
80%
70%
60%
104%
89%
86%
70%
80%
30/06/06
31/12/06
30/06/07
31/12/07
30/06/08
MICHELIN
28 - First Half 2008 Results – July 30, 2008


Outlook for 2008
MICHELIN
29 - First Half 2008 Results - July 30, 2008


MICHELIN
30 - First Half 2008 Results - July 30 2008

2008 Outlook
Persisting weakness of mature markets
Robust momentum in emerging countries

Passenger Car and Light Truck Tires

	Europe	North America	Asia	South America	Africa Middle East	Total
Original Equipment	+1%	-11%	+5%	+15%	+14%	+1%
Replacement	-3%	-2%	+5%	+2%	+3%	-1%

Truck Tires (radial market)

	Europe	North America	Asia	South America	Africa Middle East	Total
Original Equipment	+9%	-9%	+30%	+18%	+3%	+11%
Replacement	-6%	-5%	+10%	+15%	+5%	+3%


Estimated €750m additional cost at constant exchange rates
Price increase announcements & Cost reduction program to offset raw material headwind
+€320m
+€360m
+€450m
+€740m
+€175m
+€750m
+€2.8bn
2003
2004
2005
2006
2007
2008
Total
MICHELIN
31 - First Half 2008 Results - July 30 2008

Price increase annoucements

U.S.

03/03/08 : → +7%
01/07/08 : → +8%
01/09/08 : → +12%

01/01/08 : → +6%
01/04/08 : → +8%
01/09/08 : → +8%

Europe

15/03/08 : +3.5%

15/03/08 : + 3.9%

Asia

March 1, 08 (Japan): +5%
June 2008 (China): +3% to +7%
Sept. 1, 08 (Japan): +4.5%

Feb 1, 08: +3% to +4%
March 1, 08 (Japan): +7%
July 2008 (Asia): +12%

MICHELIN

32 - First Half 2008 Results - July 30, 2008


Outlook for 2008
Worldwide price increases
Michelin expects to deliver full-year operating margin before non-recurring items approaching the first half 2008 level, provided second half tire markets do not worsen beyond current estimated levels
Free cash flow nearly balanced at the end of 2008
The Group expects to reach its "Horizon 2010" strategic objectives thanks to the improvements achieved through its competitiveness plan
33 - First Half 2008 Results – July 30 2008
MICHELIN

1st Half
2008
Results
MICHELIN
a better way forward


The expert
in industrial handling

First Half Activity Report

First Half 2008 Tire Markets

The world tire market **is worth USD 110 billion**[1]: with light vehicles accounting for 60% and trucks for nearly 30%[2]. In terms of units sold, the market amounted to 1.2 billion passenger car and light truck tires and 150 million truck and bus tires. Its value tripled in 20 years.
The tire industry is highly concentrated with the three largest manufacturers accounting for close to 50% of world sales[1].
The tire markets are less cyclical than the automotive sector's because they are chiefly replacement markets. Michelin makes more than 70% of its sales to replacement markets, which are growing on average by 2% to 3% a year.
The industry enjoys bright, sustainable growth prospects as the mobility of goods and people goes hand-in-hand with economic development. Some 500 million light vehicles should be added to the global automotive fleet which is slated to reach 1.3 billion units by 2030. By then, the distance driven in cars should have increased 65% as compared to 2005, and as much as 85% in the case of road freight[3].
With **emerging countries experiencing vigorous growth,** the volume increase in tire demand should gradually become fairly evenly distributed between industrial and developing countries.
Growing environmental concerns across the globe and the trend in favor of top-of-the-range vehicles **generate value-added opportunities across tire markets.** These include road user expectations for more comfort and trucking companies expectations for increased returns and reliability.
Beyond their volume and value growth, markets are undergoing profound changes dictated by the need to save energy and raw materials and growing expectations in terms of health and safety. To rise to these new challenges, the ability to innovate is a major strategic advantage.

[1] Source: Tire Business, August 2007
[2] Michelin estimates
[3] Source: International Energy Agency, Michelin estimates

Please refer to the detailed presentation of Group markets and positions in Michelin's Factbook 2008, downloadable from www.michelin.com/corporate.

Breakdown of world market by product type (in value)



- 60% Passenger car / Light truck
- 28% Truck
- 6% Earthmover
- 3.5% Two-Wheel
- 2% Agricultural
- 0.5% Aircraft

Source: 2007 market estimated by Michelin

Breakdown of world market by manufacturer



- 17.2% Bridgestone
- 17.2% Michelin
- 16.0% Goodyear
- 30.5% Average-sized players
- 19.1% Local players

Source: 2006 market share figures (Tire Business, August 27, 2007)

Regional breakdown of world market in volume
Metric ton equivalent



- 29% North America
- 25% Europe
- 12% China
- 7% Japan
- 12% Other Asian countries
- 9% Africa & Middle-East
- 6% South America

New Passenger Car and Light Truck and Truck tires (Michelin estimates)

During the first half 2008, tire demand changes differred widely from region to region: **emerging economies** confirmed their dynamic growth with markets often posting double-digit growth; simultaneously, **Europe and North America** experienced declining replacement markets, while the original equipment markets behaved in different ways: sharply down in North America, up in Europe.

- The **Truck** tire markets boomed in Asia and South America, reflecting dynamic local economies. In the mature regions, only Europe's Truck original equipment market confirmed its dynamism, while North America's OEM truck manufacturer demand for tires was weak and tire replacement markets were down approximately 5% on both sides of the Atlantic.
- Original equipment **Passenger car and Light truck** markets were buoyant in the emerging regions, underpinned by rising living standards. In Europe, demand came mostly from Eastern European countries, especially Russia, whereas markets slumped in North America, due to a poor economic environment marked by high inflation. Replacement markets experienced moderate growth in the emerging countries and declined 2% to 3% in the developed countries.


Passenger car and light truck tire market
(in millions of units)
H1 2007
H1 2008
160
140
120
100
80
60
40
20
0
Europe RT
Europe OE
North America RT
North America OE
Truck tire market
(in millions of units)
H1 2007
H1 2008
10
8
6
4
2
0
Europe RT
Europe OE
North America RT
North America OE

Source: Michelin estimates

Source: Michelin estimates
Radial tires

REPLACEMENT MARKETS

The **Passenger car and Light truck** markets posted moderate growth in the larger developing economies, while in the mature countries, demand declined approximately 2%, mostly under the effect of fuel price inflation that resulted in a notable reduction in overall mileage driven.

Truck tire demand trended up further in emerging countries with Asia and South America posting high growth rates; in the mature countries by contrast, poor economic visibility and continued high fuel price inflation dampened demand and the period ended down approximately 5% year-on-year.

Passenger Car and Light Truck

Passenger car and Light truck markets	H1 2008 Replacement market	Q1 2008 Replacement market	Q2 2008 Replacement market
Europe	-3.0%	-3.2%	-2.8%
North America[1]	-1.7%	-2.0%	-1.5%
Asia	+5.3%	+7.4%	+3.2%
South America	+1.6%	+1.3%	+2.0%
Africa Middle-East	+3.2%	+3.2%	+3.2%
Total	-0.3%		

[1] *United States, Canada and Mexico*

In Europe, the 3% market decline reflected an unsupportive environment due to fuel price inflation and a reduction in overall miles traveled: this was especially true in Western Europe, where demand contracted by an aggregate 5%, with Germany down 14%, Italy down 8.7% and Spain down 6.9%. The only countries to have experienced positive trends over the reporting period were the United Kingdom (+5%), Switzerland (+1.9%) and the Nordic Countries. Conversely, Eastern European tire markets were up almost 5% with the exception of Poland and the Baltic countries (down nearly 2%), all of the region's countries experienced market growth.
Despite this rather negative quantitative overall trend, the qualitative market enrichment trends were confirmed. The "high-performance" V & Z (higher speed rating segments) posted nearly 6% year-on-year growth, while entry-level segments declined a further 5%+. Similarly, the SUV segment posted +4% growth.

In North America, demand continued to grow until the beginning of 2008 and suddenly stopped in March when the first signs of the U.S. financial crisis impact on the overall economy were recorded. A weak U.S. economy, difficulties experienced by many households, directly affected by the real estate and "sub-prime" crises, combined with high fuel prices (generally upwards of 4 dollars per gallon), weighed on demand and the period ended down 2% year-on-year.
The market decline was limited due to strong demand increase in Canada. The Canadian market increased nearly 20% year-on-year as a result of a combination of a particularly cold winter in the first half and of entry into force of new winter tire regulations in Quebec, applicable starting 2009. The Mexican market declined slightly, reflecting the strong interdependence which has come to characterize the Mexican and U.S. economies (the Mexican immigrants who live in the U.S. tended to transfer less cash to their families back home). The U.S. market was down 3%.
North America's tire market was nevertheless further enriched, with the high performance (V & Z) segments up nearly 10% while entry level (S & T) segments were down sharply (-9.3%). The SUV segment trended up further.

In South America, demand grew a moderate 2%, mainly driven by an increase of imports from Asia. Demand was stronger in the Spanish-speaking countries than in Brazil, whose replacement market was somewhat dampened by strong demand for new vehicles.

In Asia, markets posted 5%+ growth, still driven by China (+19.2%) and India (+8.2%) followed by Thailand (+5.2%). Observers noted no impact on the Chinese economy of economic slowdown in the United States, apart from the lower value-added product exports. The region's mature countries were reported to be either stable (Japan) or bearish (South Korea, Taiwan and Australia) during the period.

Truck

Truck markets*	H1 2008 Replacement market	Q1 2008 Replacement market	Q2 2008 Replacement market
Europe	-6.0%	-4.5%	-7.6%
North America[1]	-4.7%	-1.4%	-7.5%
Asia	+11.8%	+5.0%	+19.8%
South America	+23.0%	+21.4%	+24.5%
Africa Middle-East	+5.1%	+5.1%	+5.1%
Total	+4.4%		

Radial only

[1] *United States, Canada and Mexico*

In Europe, markets were down 6%, reflecting the impact of rising fuel bills and economic slowdown.
The downturn impacted the Western countries (-9%) and also Central Europe (-12%). Russia was the only exception, posting high estimated 30% growth. The smaller fleets' profit margins are being squeezed and they are having cashflow problems, accelerating consolidation in the road transportation industry. The retread market is growing.

Change in Europe's Truck replacement market
In millions of radial tires
Europe excluding Russia - 12-month rolling



13.6
13.4
13.2
13.0
12.8
12.6
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
June-08

In North America, markets plunged -5% at the end of June, hit by a doubling of diesel fuel in two years ($2.5 to $5 per gallon) and by the U.S. economic slowdown. This decline followed a year also marked by a downward trend. The goods transportation activity was however more protected due to the good export performance, which helps drive the U.S. economy.
The retread market was stable.

Change in North American Truck replacement market
In millions of radial tires
12-month sliding



20.2
20.0
19.8
19.6
19.4
19.2
19.0
18.8
18.6
18.4
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
June-08

In South America, market growth accelerated in the second quarter (+24.5% year-on-year) after a 21% growth in the first quarter. Multiple growth drivers were noted during the reporting period:

- Major infrastructure works launched by governments, highway construction in particular
- Strong construction sector growth
- A dynamic agrifoods sector in Brazil

Imports, particularly from Asia, have continued to increase and now account for 26% of the region's Truck tire market.

Change in Brazilian Truck replacement market
In millions of radial tires
12-month sliding


3.9
3.7
3.5
3.3
3.1
2.9
2.7
2.5
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
June-08

In Asia, market was up 12%, driven by Chinese demand. With a very dynamic mining sector, Australia also posted 15% growth. This contrasted with a 1% decline of the Japanese market. In the region, radialization was clearly boosted by high raw material and energy costs increase. Indeed, the use of radial tires is far more raw material- and fuel-efficient than traditional bias tires.

In Africa and the Middle East, the market was trending up and there is a continued switch to radial tire technology. At the end of June, the replacement market was up 5%.

ORIGINAL EQUIPMENT MARKETS

Globally, original equipment markets were supportive worldwide across product categories, with the notable exception of North America's markets, sharply down in both the Passenger car / Light truck and Truck and bus segments.

In the **developed countries,** there was a sharp contrast between vigorous demand from European light vehicle and truck OEMs (mainly driven by Eastern Europe and more particularly Russia for trucks), and sharply declining North American markets. This reflects the underperformance of the U.S. automotive industry and of the truck market which has not bounced back as expected after the slump of 2007.

Emerging country tire markets benefited from the regular increase in household purchasing power and the modernization of the truck fleet, particularly in Asia and South America.

Passenger Car and Light Truck

Passenger car and Light truck markets	H1 2008 Original Equipment market	Q1 2008 Original Equipment market	Q2 2008 Original Equipment market
Europe	+2.2%	+1.4%	+3.0%
North America[1]	-12.2%	-10.6%	-13.8%
Asia	+9.7%	+12.7%	+6.6%
South America	+18.8%	+17.3%	+20.2%
Africa Middle-East	+13.9%	+13.9%	+13.9%
Total	+3.0%		

[1] *United States, Canada and Mexico*

Healthy demand in **Asia, South America** and **Africa and the Middle East** continued throughout the first half, with markets posting double-digit growth. A combination of rising living standards, the modernization of road infrastructure and eased borrowing terms explain these bullish trends. In **Europe,** Eastern countries and Russia experienced positive trends, benefiting from multiple automotive OEM delocalizations; Western Europe and, to a larger extent, North America, recorded sharply degraded year-on-year performance for the reporting period, as an unsupportive trading environment weighed on household purchasing power.

Truck

Truck markets*	H1 2008 Original Equipment market	Q1 2008 Original Equipment market	Q2 2008 Original Equipment market
Europe	+14.0%	+8.3%	+19.4%
North America[1]	-18.4%	-28.9%	-6.2%
Asia	+33.3%	+11.8%	+54.2%
South America	+21.0%	+13.7%	+27.8%
Africa Middle-East	+3.0%	+3.0%	+3.0%
Total	+9.8%		

**Radial only*

[1] United States, Canada and Mexico

In Europe, markets rose 14%. After an increase of 8.3% in the first quarter, the original equipment market growth accelerated in the second quarter which was up 19.4%. Note that exports and demand from Russia accounted for the bulk of this high growth.
Both the power unit and trailer segments enjoyed a supportive environment. In Western Europe demand clearly slowed down.

Change in Europe's Truck Original Equipment market
In millions of radial tires
Europe excluding Russia - 12-month sliding


7.5
7.0
6.5
6.0
5.5
5.0
4.5
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
June-08

In North America, the market recorded an 18% slump. In light of the 15% drop in the first quarter 2007 followed by a further 34% decline in the second quarter of 2007, the basis for comparison is improving month after month. The market rebound expected ahead of implementation of new environmental standards has not yet occurred. The economic environment and the cash difficulties affecting many transport companies are dragging the market down.

Change in North American Truck Original Equipment market
In millions of radial tires
12-month sliding

8.0
7.5
7.0
6.5
6.0
5.5
5.0
4.5
4.0
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
June-08

In South America, markets are very buoyant and ended the period up 21%.
OEMs are keen to invest to boost their production capacities and satisfy high demand, still driven by the agrifoods sector and a buoyant economy.

Change in Brazilian Truck Original Equipment market
In millions of radial tires
12-month sliding


1.9
1.8
1.7
1.6
1.5
1.4
1.3
1.2
1.1
1.0
Jan-06
Jul-06
Jan-07
Jul-07
Jan-08
June-08

In Asia, the radial market climbed +33% driven by China, the world's largest truck market, which again posted record 45% growth. On the other hand, Australia's and Thailand's original equipment markets declined 12%.
The market's switch to radial tire technology continues.

Africa and the Middle-East's original equipment market grew +3%.



Outlook for 2008

Tire markets will be mainly driven by emerging country dynamism and high growth in the Specialty product segment.

PASSENGER CAR AND LIGHT TRUCK MARKETS	Europe	North America	Asia	South America	Africa Middle-East	Total
Original Equipment	+1%	-11%	+5%	+15%	+14%	+1%
Replacement	-3%	-2%	+5%	+2%	+3%	-1%

TRUCK MARKETS*	Europe	North America	Asia	South America	Africa Middle-East	Total
Original Equipment	+9%	-9%	+30%	+18%	+3%	+11%
Replacement	-6%	-5%	+10%	+15%	+5%	+3%

* *Radial only*

Michelin Sales

EUR million	H1 2008	H1 2007	% change
Sales	8,239	8,402	-1.9%
Excluding exchange rates			*+4.2%*

Net sales were down 1.9% to EUR 8,239 million. At constant exchange rates, they rose 4.2%.

ANALYSIS OF IMPACT ON SALES


Q1 2008 (%)
Q2 2008 (%)
H1 2008 (%)
-2.6%
-1.3%
-1.9%
+1.1%
+3.0%
+2.0%
+1.7%
+2.5%
+2.1%
-5.3%
-6.4%
-5.9%
Total
Volumes
Price mix
Exchange rates

The following factors account for this change:

● **+ 2.0 % positive volume effect**
- Except for Europe, where sales volumes were stable year-on-year, **Passenger car and Light truck** tire sales recorded satisfactory growth worldwide, particularly in Asia, which posted double-digit growth.
- Boosted by integration of the Oliver Rubber retread operations in North America (acquired in October 2007), **Truck** tire sales volumes were up substantially. Growth was marked in all regions except for Europe, where replacement demand was weak. In Asia, Michelin's commercial performance was very strong.
- The **Specialty** tire sales volume growth was more than satisfactory across Product Lines and regions.

● **+ 2.1% positive price-mix effect at constant currency**
- The price effect alone was a positive 2.1%, up slightly versus the first quarter 2008. This reflected implementation of the price increases Michelin announced in the first quarter; the multiple upward price revisions announced in the second quarter will begin to produce an effect during the second half of the year.
- The mix effect alone had a neutral impact on Group net sales as opposite trends cancelled each other out:
  - Brand and segment mixes were further enriched;
  - On the other hand, the OE vs. Replacement market mix (particularly in Europe) and the geographic mix (relative weakness of European markets and significant emerging market sales growth) impacted Group sales significantly.

● **Negative (- 5.9 %) Impact of exchange rates.**
- Depreciation of the U.S. dollar (- 13.1%), of the pound sterling (- 13%), of the Mexican peso (- 10.4%) versus the euro, based on average rates.

QUARTER ON QUARTER CHANGES

Michelin quarter on quarter net sales change:

	H1 08 / H1 07 (€m)	H1 08 / H1 07 (%)	Q1 08 / Q1 07 (€m)	Q1 08 / Q1 07 (%)	Q2 08 / Q2 07 (€m)	Q2 08 / Q2 07 (%)
Total change	**-163**	**-1.9%**	**-109**	**-2.6%**	**-54**	**-1.3%**
Volumes	+171	+2.0%	+47	+1.1%	+124	+3.0%
Price mix	+180	+2.1%	+74	+1.7%	+106	+2.5%
Exchange rates	-514	-5.9%	-230	-5.3%	-284	-6.4%
Scope	-	-	-	-	-	-

CHANGE IN SALES BY BUSINESS SEGMENT

Michelin net sales change by reporting segment is in line with the reporting adopted on January 1, 2005.

- Passenger car and light truck tires and related distribution operations
- Truck tires and related distribution operations
- Specialty Operations: Specialty tires (Agricultural, Aircraft, Two-wheel, Earthmover), Maps and Guides, ViaMichelin and Michelin Lifestyle

EUR million	H1 2008	H1 2008 / H1 2007	Q1 2008	Q1 08 / Q1 07	Q2 2008	Q2 08 / Q2 07
Group	**8,239**	**-1.9%**	**4,091**	**-2.6%**	**4,148**	**-1.3%**
Passenger car / Light truck and related distribution	4,357	-2.9%	2,157	-4.2%	2,200	-1.7%
Truck and related distribution	2,696	-1.8%	1,327	-2.3%	1,369	-1.3%
Specialty Operations	1,186	+1.6%	607	+3.0%	579	+0.3%

Passenger Car and Light Truck and Related Distribution - Sales analysis

In Europe, the replacement market was hit by an unsupportive environment and a significant degradation in the second quarter; the Group's commercial performance enabled it to maintain its positions; this was particularly the case for the MICHELIN brand and the "summer" segments. The mix effect remained highly positive, underpinned by the Group's enriched product offering focused on the higher-value added segments, and the price increases implemented in the spring are sticking.
In Original equipment, Michelin outperformed OEM demand trends.

In North America, in the replacement segment, in an unsupportive market, the Group's positions were strengthened. Benefiting from the segment mix enrichment and from the spring's price increases, unit selling prices increased substantially.
In Original Equipment, in a very difficult market, the Group retained its sales volumes overall, translating into substantial commercial gains.

In Asia, In replacement, sales performance was satisfactory and the Group gained market share in most countries. MICHELIN brand sales were particularly good: they matched strong Chinese demand growth and rose in Japan despite a rather slack market. Multiple price increases were announced during the second quarter; their impact will be forthcoming. The combination of the two changes (MICHELIN brand sales progress and implementation of price increases) are expected to translate into substantial unit selling price increases. Note the opening in India of the first TyrePlus distribution center, starting point of a network aimed at boosting Michelin's commercial footprint in this country.

In South America, replacement sales rise far outstripped demand, which favored further market share gain.

In Africa and the Middle East, Group net sales were up, especially in Original Equipment in Turkey and South Africa, driven by segment mix enrichment.

Truck and Related Distribution - Sales analysis

In Europe, in replacement the Group's performance was in line with the market in both new and retreaded tires.
The MICHELIN Durable Technology offering, and in particular the MICHELIN XDN2 Grip tire that delivers significant fuel savings, is highly successful, despite a difficult sales environment. Sales keep growing strongly in Russia, which is a major growth lever. MICHELIN Fleet Solutions business continues to grow and now counts 500 fleets under contract.
The price increase passed in the reporting period held out.
In Original Equipment, sales of tires for power units and trailers were up strongly.

In North America, in a radial **replacement** market down 5%, the Group posted good sales.
The MICHELIN X One tire, that delivers a 5% fuel consumption saving, confirmed its potential and sales volumes were sharply up versus 2007.
By winning more retailers to the MICHELIN Retread Technology offering, the Group was able to strengthen its product offering.
On a still declining **original equipment** market, Group sales were in line with its commercial objectives.

In South America, high growth in both **the replacement and original equipment markets** generated supply chain tensions.
In original equipment, double-digit Group sales were again recorded in the power unit and trailer segments.

In Asia, Replacement sales were driven by China and Australia. The Group benefited from market radialization, boosted by the oil price hike. The Group strengthened its positions in the Retread market.
In Original Equipment, Michelin continued on its dynamic growth path and strengthened its positions.

In Africa and the Middle East, Michelin benefited from the fast pace of market radialization.

Specialty Operations - Sales analysis

- **Earthmover:** world demand remained high in the first half; in North America, the construction sector declined 17% in the U.S. after a 25% decline last year. In spite of gradual build up of industrial production by the principal tire manufacturers, the imbalance between supply and demand remained strong and demand for the mine and quarry sectors could not be fully satisfied.
Despite a sharply negative currency impact, first half sales volumes were up, due in particular to commissioning of new investments in the mining equipment tire fitment segment.
The Group strengthened its positions across segments, particularly in North America.

- **Agricultural:** driven by strong agricultural raw material prices appreciation, the powerful lead tractor market (150 horsepower and more) posted further significant growth and tiremakers are still not able to cope with high demand levels. While stable in volume terms, the replacement markets recorded substantial enrichment due to radialization and strong tire fitment demand for the larger vehicles. Thanks to higher customer demand fill rate coupled with launch of new products and the latest round of price increases, the segment's net sales increased strongly in value. In Original Equipment, the Group further strengthened its ties with the larger OEMs in its capacity as a major actor in lead tractor tire supplies for the top-of-the-range machinery. In the Replacement market, the penetration of the premium brands (MICHELIN, KLEBER) further increased, particularly in Europe where unit selling price increases underpinned a substantial increase in profitability.

- **Two-Wheel:** in Original Equipment, the main motor vehicle markets posted further year-on-year progress in both the mature (more powerful bikes and scooters), and the emerging markets that post double-digit registration growth rate. The replacement markets benefited from this trend observed over the years in Europe, and more importantly, in Asia and South America. North America was the only market to be down. The bicycle tire market also grew significantly. Group net sales were sustained at a level close to last year's despite a sharply negative currency impact. The radial recreational, all-terrain and Scooter segments were boosted by introduction of new tire ranges in 2007. Launch of the MICHELIN Pro3race bicycle tire range, in particular, drove the segment's second quarter sales.

- **Aircraft:** during the first half, markets began to slow down, particularly in the U.S. general aviation segments, as a result of towering aircraft fuel prices. On the other hand, the Aircraft radial tire markets were not affected. Group sales rose significantly in both volume and value terms despite the unfavorable dollar / euro exchange rates. Michelin's move to increase radial tire technology capacities drove commercial aviation sales growth. Similarly, military tire sales posted strong growth, mainly in connection with the implementation of the contract awarded to Michelin by the US Air Force.

- **Maps and Guides** activities posted overall improvement with significantly different changes depending on the sector: in **cartography,** the market is on a regular downward trend; Michelin launched a new collection of detailed local maps which enjoyed popular success from launch. The **tourist guide** business was stable year-on-year; the activity is characterized by seasonal peaks from May to August. Finally, **the red guide** enjoyed remarkable growth in what was a rather depressed market. Multiple theme guides were published, which promoted renewed interest in this type of publication. Launch of the *Etoile* magazine in May 2008 is aimed at building loyalty among guide readers through a bimonthly publication designed to appeal to a younger audience. The red guide continued to gain international scope. Across the segment's businesses, new distribution channels and partnerships were set up in order to diversify the product offering and promote sales.

- The **ViaMichelin** web-based and contents operations posted further growth. The website was thoroughly revamped in order to leverage the "Web 2.0" improvement opportunities. It provides a wealth of mapping and travel information, and it introduces the capacity for the web users to add comments and share information. The website also includes high resolution aerial pictures from Virtual Earth, thanks to a partnership entered into with Microsoft.Geolocalized B-to-B services were enriched (and now include a cell-phone based offering). Its diversified offering as well as proximity to its customers are ViaMichelin's key assets.

MAIN CURRENCY CHANGES

At constant exchange rates, Group net sales would have amounted to +4.2%. At current exchange rates, they were down 1.9%. The negative impact of exchange rates accounted for - EUR 514 million or -5.9%, mainly due to U.S. dollar depreciation versus the euro.

	H1 08 average exchange rate	H1 07 average exchange rate	Change
Euro / USD	1.531	1.330	+15.1%
Euro / CAD	1.541	1.509	+2.1%
Euro / MXN	16.252	14.560	+11.6%
Euro / BRL	2.598	2.721	-4.5%
Euro / GBP	0.775	0.675	+14.9%
Euro / PLN	3.492	3.843	-9.1%
Euro / JPY	160.608	159.600	+0.6%
Euro / CNY	10.806	10.264	+5.3%
Euro / THB	49.436	46.550	+6.2%

SALES BY REGION

EUR million	H1 2008	H1 08 / H1 07	Q1 2008	Q2 2008
Group	8,239	-1.9%	4,091	4,148
Europe	4,237	-1.1%	2,130	2,107
North America (incl. Mexico)	2,498	-7.5%	1,219	1,279
Other	1,504	+6.1%	742	762

EUR million	H1 2008	% of total	H1 2007	% of total
Group	8,239		8,402	
Europe	4,237	51.4%	4,285	51.0%
North America (incl. Mexico)	2,498	30.3%	2,700	32.1%
Other	1,504	18.3%	1,417	16.9%

Net sales in **Europe** (including Russia, an emerging country) accounted for 51% of Group sales at the end of June 2008, a ratio that was unchanged year-on-year.
In **North America,** the strong dollar depreciation accounted for the 7.5% drop in net sales. North America accounted for 30% of Group sales, versus 32% for the same period of last year.
Accounting for more than 18% of total Group sales, the **other regions'** share has increased.
The emerging markets accounted for 29% of Group volumes in the first half 2008 versus 27% for the same period of last year.

Breakdow of Sales at June 30, 2008


51.4% Europe
30.3% North America
18.3% Other

Breakdow of Sales at June 30, 2007


51.0% Europe
32.1% North America
16.9% Other

Consolidated Income Statement

EUR million, except per share data	H1 2008	H1 2007	H1 2008 / H1 2007	H1 2008 (% of sales)	H1 2007 (% of sales)
Sales	**8,239**	**8,402**	-1.9%		
Cost of sales	(5,824)	(5,787)	+0.6%	70.7%	68.9%
Gross income	**2,415**	**2,615**	-7.6%	29.3%	31.1%
Sales and marketing expenses	(827)	(853)	-3.0%	10.0%	10.2%
Research and development expenses	(257)	(290)	-11.4%	3.1%	3.5%
General and administrative expenses	(581)	(543)	+7.0%	7.1%	6.5%
Other operating income and expenses	(42)	(68)	-38.2%	0.5%	0.8%
Operating income before non-recurring income and expenses	**708**	**861**	**-17.8%**	**8.6%**	**10.2%**
Non-recurring expenses	-	(63)	-	-	0.7%
Operating income	**708**	**798**	**-11.3%**	**8.6%**	**9.5%**
Cost of net debt	(116)	(144)	-19.4%	1.4%	1.7%
Other financial income and expenses	10	18	-44.4%	0.1%	0.2%
Share of profit / (loss) from associates	9	4	+125.0%	0.1%	0.0%
Income before taxes	**611**	**676**	**-9.6%**	**7.4%**	**8.0%**
Income tax	(181)	(240)	-24.6%	2.2%	2.9%
Net income	**430**	**436**	**-1.4%**	**5.2%**	**5.2%**
Attributable to Shareholders	430	437	-1.6%	5.2%	5.2%
Attributable to non-controlling interests	-	(1)			
Earnings per share (in euros)					
Basic	2.95	3.00	-1.7%		
Diluted	2.89	2.96	-2.4%		

INCOME STATEMENT BY FUNCTION

Gross Income

First half 2008 **gross income** amounted to 2,415 million euros, down 200 million euros year-on-year. External costs hike accounted for the bulk of this decline, in particular raw materials, and the time-lag before price increases are fully implemented. The price mix, amounting to 180 million euros, and the volume growth (+171 million euros), did not fully offset the +334 million euro external cost inflation; the latter explaining the decline in gross margin. As a percentage of sales, gross margin was down 1.8 point to 29.3%.


Group gross margin
as a % of sales
2007
2008
32.0%
29.7%
30.2%
29.0%
31.1%
29.3%
Q1
Q2
H1

From Gross Income to Operating Income


EUR million
-200
+26
+33
-38
+26
-153
Gross profit decrease
Sales & Marketing costs decrease
R&D costs decrease
General & Administrative costs increase
Other operating costs decrease
Operating income before non recurring items decrease

The 1.6 point drop of **operating margin before non-recurring items** mainly resulted from a 1.8 point gross margin drop, partly offset by a 0.2 reduction of structure costs.

Operating Expenses accounted for 20.7% of sales at the end of June 2008, versus 21% for the same period of last year.

Sales and marketing expenses were down at 827 million euros versus 853 million euros in the first half 2007.
As a percentage of sales, they dropped from 10.2% in the first half 2007 to 10.0% for the reporting period.

Research & development expenses were down 11.4%: they amounted to EUR 257 million in the first half 2008 versus EUR 290 million in the first half 2007. They accounted to 3.1% of sales, down from 3.5% in 2007, a change in line with the Group's strategy of enhancing research and development efficiency.

At 581 million euros, **General and Administrative expenses** rose 38 million euros as a result of one-off expenses. As a percentage of sales, they accounted for 7.1%, versus 6.5% in the same period of last year.

Other operating expenses include, among other things, the cost of benefits paid to retirees in an amount of 19 million euros.
They declined 38%, from 68 million euros to 42 million euros.

Factors Contributing to Changes in Operating Income before non-recurring items


EUR million
861
H1 2007 operating income before non-recurring items
Price mix
+180
Volumes
+86
Productivity after inflation
+16
Depreciation
-35
Currency
-66
External costs*
-334
of which raw materials
-239 m€
708
H1 2008 operating income before non-recurring items

* *raw materials, logistics and energy*

OPERATING INCOME BY BUSINESS SEGMENT


Operating Margin by Business Segment
H1 2007
H1 2008
9.9%
7.6%
7.3%
5.2%
18.7%
20.0%
10.2%
8.6%
PC / LT
Truck
Specialties
Group
EUR million
H1 2007 operating income before non recurring items
861
Passenger car / Light truck
-111
Truck
-61
Specialties
+19
H1 2008 operating income before non recurring items
708

- Passenger car and light truck tires and related distribution operations
- Truck tires and related distribution operations
- Specialty Operations: Specialty tires (Agricultural, Aircraft, Two-wheel, Earthmover), Maps and Guides, ViaMichelin and Michelin Lifestyle

Passenger Car and Light Truck and Related Distribution - Analysis of Operating Income

Passenger car / Light truck and related distribution EUR million	H1 2008	H1 2007	H1 08 / H1 07	H1 2008 (% of Group total)	H1 2007 (% of Group total)
Sales	4,357	4,489	-2.9%	53%	53%
Operating income before non-recurring items	332	443	-25.1%	47%	51%
Operating margin before non-recurring items	7.6%	9.9%	-2.3pt		

This segment's profitability was affected by raw material price increases, the result of the integrated distribution networks and weak demand. Operating margin before non-recurring items declined 2.3 points versus the first half 2007 to 7.6%.

- Sales volumes increased worldwide except for Europe, where demand was weak, particularly in May and June in the Replacement segment;
- The Group further strengthened its positions in Europe as well as at the global level;
- The price increases have had an initial impact in the second quarter and this should amplify in the second semester;
- The mix remained positive, benefiting in particular from the Group's brand and segment enrichment.

The segment's profitability was however affected by:
- The sharp raw material cost inflation, particularly marked in the second quarter 2008;
- Weaker performance from the European integrated distribution network, affected by sharply declining Western European markets, where it operates almost exclusively;
- And a strongly negative currency impact.

Truck and Related Distribution - Analysis of Operating Income

Truck and related distribution EUR million	H1 2008	H1 2007	H1 08 / H1 07	H1 2008 (% of Group total)	H1 2007 (% of Group total)
Sales	2,696	2,746	-1.8%	33%	33%
Operating income before non-recurring items	139	200	-30.5%	20%	23%
Operating margin before non-recurring items	5.2%	7.3%	-2.1pt		

The change in exchange rates, raw material price increases and the unfavorable market mix accounted for the bulk of the 2.1 point drop in operating margin, which amounted to 5.2% for the first half.

- The Truck and Bus tire segment was boosted by buoyant emerging markets and further foothold gains in North America's replacement segment for the 4th year running: sales volumes posted satisfactory growth;
- The impact of price increases accelerated sharply in the second quarter as compared to the first quarter, a trend that is expected to continue over the coming months.

Nevertheless:
- The currency effect adversely affected the segment's profitability;
- The impact of the raw material cost hike was strong in the second quarter, whereas it had been neutral in the first quarter; in Europe, the Truck and Bus operations suffered from a particularly unfavorable Original Equipment / Replacement market mix.

Specialty Operations - Analysis of Operating Income

Specialty Operations EUR million	H1 2008	H1 2007	H1 08 / H1 07	H1 2008 (% of Group total)	H1 2007 (% of Group total)
Sales	1,186	1,167	+1.6%	14%	14%
Operating income before non-recurring items	237	218	+8.7%	33%	26%
Operating margin before non-recurring items	20.0%	18.7%	+1.3pt		

At a high 20.0% level, the segment's profitability further improved 1.3 point year-on-year

- Most of the segment's businesses benefited from supportive environments with demand generally outstripping supply. This was particularly true of the Earthmover businesses (surface mines, quarries) and Agricultural segments. Aircraft fuel price hikes, although slowing airline traffic down somewhat, actually boosted the commercial segment's switch to radial tire technology, thereby benefiting Michelin's Aircraft tire operations.

- Against this background, Michelin leveraged market enrichment to strengthen its positions across the higher value-added segments: tire fitments for very large earthmovers and agricultural lead tractors and radial tires for recreational two-wheelers and commercial aircraft.

OTHER INCOME STATEMENT ITEMS

Raw Materials

External costs (raw materials + logistics + energy) increased EUR 334 million, with raw materials accounting for EUR 239 million of the increase. All raw material prices shot up, particularly natural rubber, synthetic rubber, carbon black and metal cord. At current exchange rates, raw material expenses are expected to reach 4,963 million euros for the full year 2008 versus 4,449 million euros in 2007.

Change in cost of Group raw material consumption (at constant exchange rate):
H1 2008 / H1 2007: +17.4%
Year 2008 / 2007 forecast: +16.9%


In euros / kg
Forecast
2007
2008
Jan-07
Apr-07
Jul-07
Oct-07
Jan-08
Apr-08
Jul-08
Oct-08
Dec-08

Change in Natural Rubber Prices (SICOM) in the first half of 2008


US cents / kg
340
330
320
310
300
290
280
270
260
250
240
Jan-08
Feb-08
Mar-08
Apr-08
May-08
Jun-08
RSS 3
TSR 20

Breakdown of raw material needs for the first half of 2008 in value (euros)



- 34% Natural rubber
- 20% Synthetic rubber
- 16% Fillers
- 13% Chemicals
- 9% Steelcord
- 8% Textile

Employee Benefits Costs and Number of Employees

EUR million	H1 2008	H1 2007	% change
Total employee benefits costs	2,412	2,423	-0.5%
As a % of net sales	29.3%	28.8%	+0.5pt
Total number of employees at June 30	121,023	122,699	-1.4%
Number of employees at June 30, full time equivalent	113,531	114,346	-0.7%

Payroll accounted for 29.3% of net sales at the end of June 2008, versus 28.8% at the end of June 2007.
In value, payroll was down 11 million euros at current exchange rates due to U.S. dollar depreciation versus the euro.
The number of full-time equivalent employees was down -0.7% from 114,346 at June-end 2007 to 113,531 at June-end 2008.
Thanks to its productivity drive, the Group was able to achieve 2% sales volume increase over the period with a 1.4% reduction in headcount.

Change in employee benefits costs, as a % of sales (IFRS standards as from 2004)


34.6%
33.4%
33.2%
32.9%
32.5%
32.1%
30.7%
28.8%
28.1%
29.3%
1999
2000
2001
2002
2003
2004
2005
2006
2007
H1 2008

Depreciation and Amortization

EUR million	H1 2008	H1 2007	% change
Depreciation and amortization	452	432	+4.6%
As a % of capital expenditure	*90.4%*	*86.1%*	

Depreciation and Amortization rose 4.6% to EUR 452 million. They accounted for 90.4% of Group investments at June-end 2008.
Capital expenditure amounted to 500 million euros at June-end 2008, or 6.1% of net sales, versus 502 million euros year-on-year.
The spread between capital expenditure and depreciation and amortization is being bridged gradually.

As a % of sales


7.0%
6.0%
5.0%
4.0%
3.0%
2.0%
1.0%
0.0%
Capex
Depreciation and amortization
H1 2004
H1 2005
H1 2006
H1 2007
H1 2008

Transportation Costs

EUR million	H1 2008	H1 2007	% change
Transportation of goods	488	454	+7.5%
As a % of sales	*5.9%*	*5.4%*	

Transportation expenses shot up (+7.5%) as a result of fuel price inflation.
The Group was able to mitigate this negative impact through its industrial policy aimed at producing as close as possible to its customers.
Transportation expenses accounted for 5.9% of net sales compared with 5.4% for the same period of last year.

Cost of Net Debt

EUR million	H1 2008	H1 2007	Change (in value)
Cost of net debt	(116)	(144)	-28

The **cost of net debt** was down EUR 28m. This reduction was mainly due to reduced financing costs.

Other Financial Income and Expenses

EUR million	H1 2008	H1 2007	Change (in value)
Other financial income and expenses	10	18	-8

Other financial income and expenses include dividends, interest income and proceeds from the sale of financial assets.

Income Tax

EUR million	H1 2008	H1 2007	% change
Total tax	**181**	**240**	**-24.6%**
Current tax	130	166	-21.7%
Withholding tax	12	14	-14.3%
Deferred tax	39	60	-35.0%

Group Tax was down 25% year-on-year. Average tax rate amounted to 29.6% versus 35.5% at June-end 2007.

Consolidated Net Income and Earnings Per Share

EUR million	H1 2008	H1 2007	% change
Net income	430	436	-1.4%
Attributable to Shareholders	430	437	-1.6%
Earnings per share (in euros)			
Basic	2.95	3.00	-1.7%
Diluted	2.89	2.96	-2.4%

Net Income was stable at EUR 430 million.
Basic **earnings per share** amounted to 2.95 euros. Diluted earnings per share amounted to 2.89 euros.



Outlook for the Year 2008

- Tire markets will be mainly driven by emerging country dynamism and high growth in the Specialty product segment;
- Extra raw material costs estimated at 750 million euros for the full year, at constant exchange rates;
- Michelin is deploying a worldwide price increase strategy and expects to deliver full-year operating margin before non-recurring items approaching the first half 2008 level, provided tire markets do not worsen in the second half beyond current estimated levels. In addition, free cash flow, eroded in the first half by the increase in inventory value, should be nearly balanced at the end of 2008 through the action taken in the second half to reduce working capital requirements.

Consolidated Balance Sheet

ASSETS

EUR million	June 30, 2008	December 31, 2007	Total change	Currency effect	Movement
Goodwill	401	401	+0	-5	+5
Other intangible assets	225	200	+25	-1	+26
Property, plant and equipment (PP&E)	7,066	7,124	-58	-75	+17
Non-current financial assets and other assets	444	452	-8	+5	-13
Investments in associates and joint ventures	67	62	+5	-0	+5
Deferred tax assets	862	926	-64	-32	-32
Non-current assets	**9,065**	**9,165**	**-100**	**-108**	**+8**
Inventories	3,723	3,353	+370	-82	+452
Trade receivables	2,975	2,993	-18	-70	+52
Current financial assets	56	35	+21	+1	+21
Other current assets	611	573	+38	+19	+19
Cash and cash equivalents	257	330	-73	-11	-62
Current assets	**7,622**	**7,284**	**+338**	**-145**	**+483**
TOTAL ASSETS	**16,687**	**16,449**	**+238**	**-253**	**+491**

LIABILITIES AND EQUITY

EUR million	June 30, 2008	December 31, 2007	Total change	Currency effect	Movement
Share capital	290	288	+2	-	+2
Share premiums	1,940	1,885	+55	-	+55
Reserves	3,207	3,109	+98	-23	+121
Non-controlling interests	7	8	-1	-	-1
Total equity	**5,444**	**5,290**	**+154**	**-23**	**+177**
Non-current financial liabilities	2,811	2,925	-114	-74	-40
Employee benefits	2,444	2,567	-123	-88	-35
Provisions and other non-current liabilities	783	895	-112	-12	-100
Deferred tax liabilities	70	61	+9	-0	+9
Non-current liabilities	**6,108**	**6,448**	**-340**	**-174**	**-166**
Current financial liabilities	1,825	1,145	+680	+2	+678
Trade payables	1,416	1,642	-226	-23	-203
Other current liabilities	1,894	1,924	-30	-35	+5
Current liabilities	**5,135**	**4,711**	**+424**	**-56**	**+480**
TOTAL LIABILITIES AND EQUITY	**16,687**	**16,449**	**+238**	**-253**	**+491**

GOODWILL

Goodwill accounts for the excess of acquisition cost over the fair value of assets and liabilities at the date when the commitment of acquisition is taken as well as the excess of the cost of purchased minority stakes over their book value.
Goodwill cannot be amortized. Goodwill is kept at cost after deduction of any cumulative loss.
Estimated acquisition cost adjustments depending on future events are allocated to goodwill.
Goodwill did not change significantly versus 31 December 2007, other than as a result of exchange rate fluctuations.

INTANGIBLE ASSETS AND PROPERTY, PLANT AND EQUIPMENT

Net Intangible assets and PP&E declined 33 million euros (-0.5%) year-on-year. The depreciation of the U.S. dollar relative to the euro accounted for this decline.

CAPITAL EXPENDITURE

EUR million	H1 2008	H1 2007	H1 2008 / H1 2007 in value	H1 2008 as a % of sales	H1 2007 as a % of sales
Gross purchases of intangible assets and PP&E	500	502	-2	6.1%	6.0%
Investment grants received and change in capital expenditures payables	84	227	-143	1.0%	2.7%
Proceeds from sale of intangible assets and PP&E	(15)	(48)	+33	(0.2%)	(0.6%)
Net tangible and intangible investment cash flow utilization	569	681	-112	6.9%	8.1%

Gross purchases of intangible assets and PP&E amounted to 500 million euros at June-end 2008, or 6.1% of net sales, versus 502 million for the same period of last year (6.0% of sales).

The main capital expenditures were as follows:

Passenger car / Light truck:
- Productivity investments: under the Michelin Manufacturing Way approach, the Group is deploying major productivity gain plans in Europe at the Bamberg and Bad Kreuznach sites (Germany), Cholet (France), Vitoria (Spain), Cuneo (Italy), and in North America at the Greenville and Columbia sites (U.S.).
- Capacity increase investments: in Asia, at the Laem Chabang (Thailand) and Shanghai (China) sites; in Europe at the Spanish sites of Valladolid (high performance tire capacity expansion) and Vitoria (development of the MICHELIN Energy Saver green tire production activities).

Truck and Bus:
- Capacity increases at Shenyang (China), Campo Grande (Brazil), Homburg (Germany).
- Productivity gain investments in most Truck tire plants under the Michelin Manufacturing Way approach.

Earthmover:
- Capacity increase at the Puy en Velay (France) plant in order to cope with growing demand for medium Earthmover tires.

Semi-Finished products:
- Extension of the Vannes (France) plant, specialized in metallic reinforcements used in Truck and Passenger car and Light truck tires. Responding to Truck tire product changes, the Vannes plant is being extended to house 86 new wet wire drawing and assembly machines, for a total investment of approximately EUR 10 million.

COMMERCIAL WORKING CAPITAL REQUIREMENT

EUR million	June 30, 2008	June 30, 2007	Total change	June 30, 2008 as a % of sales	June 30, 2007 as a % of sales
Inventories	3,723	3,535	+188	22.6%	21.0%
Trade receivables	2,975	3,346	-371	18.1%	19.9%
Trade payables	(1,416)	(1,498)	+82	8.6%	8.9%
Commercial working capital requirement	**5,282**	**5,383**	**-101**	**32.1%**	**32.0%**

Commercial working capital requirement was reduced by -101 million euros year-on-year mainly as a result of the decrease of trade receivables.

Inventories

Inventory's share of sales amounted to 22.6% at June-end 2008 on a 12-month rolling average, versus 21.0% in the first half 2007. The Group's Horizon 2010 objective is to reduce inventory to 16% of net sales.
The increase in inventory value resulted mainly from the hike of raw material prices and business seasonality.

Total finished product inventory
In thousands of tons

H1 2007
H1 2008
1-Jan
31-Jan
28-Feb
31-Mar
30-Apr
31-May
30-Jun

Trade Receivables

Trade receivables amounted to EUR 2,975 million, down EUR 371 million versus the first half 2007. As a percentage of sales, on a 12-month rolling average, this accounted for 18.1% versus 19.9% for the first half 2007. The 2010 objective is to bring trade receivables down to 16% of sales.
No substantial collateral has been paid to limit credit risk.

EQUITY

Shareholders' equity was up EUR 154 million versus December 31, 2007. This change resulted mainly from:

- Income for the period: + EUR 430 million
- Dividends paid: - EUR 240 million

FINANCIAL DEBT

Net financial debt to 30 June, 2008 amounted to EUR 4,334 million, or an EUR 620 million increase compared to 31 December 2007 including:

- Dividends paid: + EUR 240 million with respect to financial year 2007 paid in May 2008
- Negative Free Cash Flow: + EUR 445 million
- Positive exchange rate impact: - EUR 61 million *(due, in particular to the US dollar depreciation versus the euro)*
- Other: - EUR 4 million

Change in net debt from December 31 to June 30

EUR million	H1 2008	H1 2007
Debt to December 31	3,714	4,178
Exchange rates	-61	+20
Free cash flow*	+445	+31
Dividends paid	+240	+215
Other change in equity	+13	-9
Addition to investment commitments	-42	-27
New obligations under finance leases	+7	+8
Scope and miscellaneous	+18	-96
Debt to June 30	4,334	4,320
Change	+620	+142

** Free cash flow = Cash flow from operating activities - Cash flow from investing activities*

Gearing

Gearing amounted to 80% versus 86% as at June 30, 2007 and 70% as at December 31, 2007.

EUR million	H1 2008	H1 2007
Net debt	4,334	4,320
Total equity	5,444	5,022
Net debt / Equity	**0.80**	**0.86**
Net debt / EBITDA	**1.85**	**1.67**

Ratings

		CGEM	CFM
Short term	Standard & Poor's	A-2	A-2
	Moody's	P-2	P-2
Long term	Standard & Poor's	BBB	BBB
	Moody's	Baa2	Baa2
Outlook	Standard & Poor's	Stable	Stable
	Moody's	Stable	Stable

BENEFITS

Change in net amount recognized for defined benefit plans

EUR million	Defined benefit pension plans	Other defined benefit plans (including healthcare)	H1 2008	H1 2007
As at January, 1	**904**	**1,659**	**2,563**	**2,727**
Exchange differences	(14)	(75)	(89)	(7)
Expenses recognized in the Income Statement	32	59	91	99
Contribution paid to the funds	(58)	-	(58)	(61)
Benefits directly paid to beneficiaries	(11)	(58)	(69)	(68)
Plan changes in the Income Statement (non recurring items)	-	-	-	(13)
Changes in the scope of consolidation	-	-	-	-
As at June, 30	**853**	**1,585**	**2,438**	**2,677**

The expense booked in operating income for the first half 2008 in connection with employee benefits amounted to 91 million euros, versus 99 million euros for the first half 2007.

Michelin Group's cumulative contributions in respect of the first half 2008, equivalent to the amount paid for the first half 2007, amounted to 127 million euros, breaking down as follows:

- payments to fund management institutions EUR 58 million
- Group contributions directly paid to employees EUR 69 million

RELATED PARTY TRANSACTIONS

There were no significant related party transactions in the first half 2008 nor any significant change to the related party transactions described in the Annual Report 2007.

Consolidated Cash Flow Statement

CASH FLOWS FROM OPERATING ACTIVITIES

EUR million Average exchange rates	H1 2008	H1 2007	Value change
EBITDA before non-recurring income and expenses	**1,172**	**1,297**	**-125**
Non-cash other income and expenses	8	(13)	+21
Change in provisions, including employee benefits	(139)	(113)	-26
Net finance costs paid	(105)	(145)	+40
Income tax paid	(154)	(128)	-26
Change in value of working capital, net of impairments	(608)	(241)	-367
Change in inventory	*(453)*	*(205)*	*-248*
Change in net trade receivables	*(51)*	*(96)*	*+45*
Change in other receivables and payables	*(104)*	*60*	*-164*
Cash flows from operating activities	**174**	**657**	**-483**

EBITDA before non-recurring income and expenses declined EUR 125 million to EUR 1,172 million versus EUR 1,297 million for the first half 2007, in line with operating income change before non-recurring items adjusted for the increase in depreciation and amortization.

FREE CASH FLOW

Free cash flow is reported before dividends and after acquisition of financial investments.

EUR million Average exchange rates	H1 2008	H1 2007	Value change
Cash flows from operating activities	**174**	**657**	**-483**
Net tangible and intangible investment cash flow utilization	(569)	(681)	+112
Investments in shareholdings and other financial assets	(50)	(7)	-43
Cash flows from investing activities	**(619)**	**(688)**	**+69**
Free cash flow	**(445)**	**(31)**	**-414**

At - EUR 445m, **free cash flow** was down EUR 414m. This change resulted from the following factors:

- - EUR 125 million EBITDA decrease
- - EUR 248 million strong inventory change increase

Excluding non-recurring events (share acquisitions, pension fund contributions), free cash flow would amount to - EUR 348 million.

Consolidated Key Figures and Ratios

IFRS

EUR million	H1 2008	H1 2007	2007	2006	2005	2004
Sales	**8,239**	8,402	16,867	16,384	15,590	15,048
% change	**-1.9%**	+4.7%	+3.0%	+5.1%	+3.6%	N. App
Total employee benefits costs	**2,412**	2,423	4,732	4,718	4,780	4,837
as a % of sales	**29.3%**	28.8%	28,1%	28.8%	30.7%	32.1%
Number of employees (full time equivalent)	**113,531**	114,346	113,529	115,755	119,030	120,456
Research and development expenses [1]	**257**	290	571	591	565	576
as a % of sales	**3.1%**	3.5%	3.4%	3.6%	3.6%	3.8%
EBITDA [2]	**1,172**	1,297	2,468	2,209	2,171	2,030
Operating income before non-recurring income and expenses	**708**	861	1,645	1,338	1,368	1,303
Operating margin before non-recurring income and expenses	**8.6%**	10.2%	9.8%	8.2%	8.8%	8.7%
Operating income	**708**	798	1,319	1,118	1,574	1,239
Operating margin	**8.6%**	9.5%	7.8%	6.8%	10.1%	8.2%
Cost of net debt	**(116)**	(144)	(294)	(315)	(310)	N. App
Other financial income and expenses	**10**	18	29	135	(280)	(235)
Income before taxes	**611**	676	1,071	942	1,300	985
Income tax	**(181)**	(240)	(299)	(369)	(411)	(331)
Average tax rate	**29.6%**	35.5%	27.9%	39.2%	31.6%	33.6%
Net income	**430**	436	772	573	889	654
as a % of sales	**5.2%**	5.2%	4.6%	3.5%	5.7%	4.3%
Dividend distributions [3]	**240**	215	215	205	221	185
Cash flows from operating activities	**174**	657	1,862	1,191	1,031	1,322
as a % of sales	**2.1%**	7.8%	11.0%	7.3%	6.6%	8.8%
Gross purchases of intangible assets and PP&E	**500**	502	1,340	1,414	1,336	1,107
as a % of sales	**6.1%**	6.0%	7.9%	8.6%	8.6%	7.4%
Capital expenditure, net of disposals	**569**	681	1,378	1,277	1,208	951
Cash flows from investing activities	**(619)**	(688)	(1,429)	(1,230)	(1,155)	(1,056)
as a % of sales	**7.5%**	8.2%	8.5%	7.5%	7.4%	7.0%
Net debt [4]	**4,334**	4,320	3,714	4,178	4,083	3,292
Total equity [5]	**5,444**	5,022	5,290	4,688	4,527	3,647
Gearing [6]	**80%**	86%	70%	89%	90%	90%
Net debt / EBITDA	**1.85**	1.67	1.50	1.89	1.88	1.62
Cash flows from operating activities / Net debt	**N. App**	N. App	50.1%	28.5%	25.3%	40.2%
Net interest charge average rate [7]	**5.9%**	6.3%	6.6%	6.3%	6.9%	N. App
Operating income before non-recurring items / Net interest charge [7]	**5.9**	6.1	6.1	4.2	4.4	N. App
Free cash flow [8]	**(445)**	(31)	433	(39)	(124)	266
ROE [9]	**N. App**	N. App	14.7%	12.2%	19.7%	18.5%
ROCE – Return on capital employed [10]	**N. App**	N. App	9.7%	8.0%	N. App	N. App
Per share data (in euros)						
Net assets per share [11]	**37.5**	34.8	36.7	32.6	31.5	24.2
Basic earnings per share	**2.95**	3.00	5.32	3.95	6.13	4.46
Diluted earnings per share	**2.89**	2.96	5.22	3.94	6.12	4.46
P/E [12]	**N. App**	N. App	14.8	18.4	7.7	10.6
Dividend per share	**N. App**	N. App	1.60	1.45	1.35	1.25
Distribution rate [13]	**N. App**	N. App	30.1%	36 7%	22.0%	28.0%
Dividend yield [14]	**N. App**	N. App	2.0%	2.0%	2.8%	2.6%
Share turnover rate [15]	**N. App**	N. App	216%	212%	151%	134%

(1) Pursuant to switch to IFRS, part of the Group's research and development expenses are integrated into the cost of goods sold in the income statement by function
(2) EBITDA: earnings before finance costs, income tax, depreciation and amortization
(3) Aggregate dividends distributed to Group Shareholders in the period
(4) Net debt after implementation of IAS 32 and IAS 39, effective January 1, 2005: financial liabilities - cash and cash equivalents +/- derivative assets
(5) Total equity after implementation of IAS 32 and IAS 39, effective January 1, 2005
(6) As of December 31, 2004, the gearing ratio in IFRS was 93%. Following implementation of IAS 32 and 39, effective since January 1, 2005, the ratio was 90%
(7) Net interest charge: interest financing expenses - interest income from cash and equivalents + discount/premium amortization on forward foreign exchange contracts
(8) Free cash flow: Cash flows from operating activities - Cash flows from investing activities
(9) ROE: net income attributable to Shareholders / Shareholders' equity excluding non-controlling interests
(10) ROCE: Net Operating Profit After Tax (NOPAT) / capital employed (intangible assets and PP&E + long-term financial assets + working capital requirement)
(11) Net assets per share: net assets / number of shares outstanding at the end of the period
(12) P/E: Share price at the end of the period / earnings per share
(13) Distribution rate: dividend per share / basic earnings per share
(14) Dividend yield: dividend per share / share price at December 31
(15) Share turnover rate: number of shares traded during the year / average number of shares outstanding during the year

N. App.: Non applicable

FRENCH GAAP

EUR million	2004	2003	2002	2001	2000	1999 proforma
Sales	15,689	15,370	15,645	15,775	15,396	13,763
% change	+2.1%	-1.8%	-0.8%	+2.5%	+11.9%	+10.2%
Payroll costs	4,872	4,997	5,152	5,242	5,137	4,756
as a % of sales	31.1%	32.5%	32.9%	33.2%	33.4%	34.6%
Average number of employees	126,474	127,210	126,285	127,467	128,122	130,434
Research and development costs	674	710	704	702	645	589
as a % of sales	4.3%	4.6%	4.5%	4.4%	4.2%	4.3%
EBITDA [1]	2,043	1,992	1,978	2,091	2,170	2,127
Operating income	1,299	1,143	1,225	1,040	1,162	1,207
Operating margin	8.3%	7.4%	7.8%	6.6%	7.6%	8.8%
Net interest expense	(213)	(225)	(260)	(321)	(314)	(238)
Net non-recurring income and expense	(206)	19	75	(29)	(76)	(353)
of which restructuring costs	*(55)*	*(192)*	*(17)*	*(340)*	*(67)*	*(388)*
Income before tax	843	590	997	644	729	538
Income taxes	(316)	(261)	(382)	(330)	(290)	(213)
Effective tax rate	37.5%	44.3%	38.4%	51.2%	39.9%	39.7%
Net income before minority interests	527	329	614	314	438	325
as a % of sales	3.4%	2.1%	3.9%	2.0%	2.8%	2.4%
Dividends [2]	133	131	113	105	93	87
Net cash provided by operating activities [3]	1,337	1,542	1,534	1,263	1,017	1,014
Cash flow [4]	1,353	1,407	1,225	1,323	1,416	1,547
as a % of sales	8.6%	9.2%	7.8%	8.4%	9.2%	11.2%
Capital expenditure [5]	1,117	1,118	967	1,150	1,201	1,252
as a % of sales	7.1%	7.3%	6.2%	7.3%	7.8%	9.1%
Capital expenditure, net of disposals [5]	1,025	1,017	809	1,089	1,091	1,003
Acquisition of investments, net of disposals	106	229	62	(184)	166	255
Net debt [6]	3,223	3,440	3,818	4,881	4,926	4,329
Shareholders' equity including minority interests [7]	4,677	4,409	4,502	4,326	4,155	3,838
Debt-to-equity ratio	69%	78%	85%	113%	119%	113%
Average borrowing costs	5.9%	5.8%	6.2%	6.1%	6.5%	9.4%
EBITDA / Net debt	63.4%	57.9%	51.8%	42.8%	44.1%	49.1%
Net cash provided by operating activities / Net debt	41.5%	44.8%	40.2%	25.9%	20.7%	23.4%
Interest expense [8]	209	219	273	311	324	419
Interest cover (operating income / interest expense)	6.2	5.2	4.5	3.3	3.6	2.9
Free cash flow [9]	226	299	637	309	(241)	(300)
ROE [10]	11.2%	7.3%	13.4%	7.4%	10.4%	8.0%
Per share data (in euros)						
Net assets per share [11]	32.1	30.2	30.5	29.7	28.5	26.2
Basic earnings per share	3.59	2.23	4.28	2.20	2.96	2.10
Diluted earnings per share	3.59	2.23	4.28	2.20	2.96	2.10
P/E [12]	13.1	16.3	7.7	16.8	13.0	18.6
Net dividend per share	1.25	0.93	0.93	0.85	0.80	0.71
Pay-out rate [13]	34.8%	41.7%	21.7%	38.6%	27.0%	33.8%
Net dividend yield [14]	2.6%	2.6%	2.8%	2.3%	2.1%	1.8%
Capital turnover rate [15]	134%	144%	145%	108%	97%	105%

(1) EBITDA = Earnings Before Interest, Tax, Depreciation and Amortization
(2) Dividends paid to parent company Shareholders
(3) Net cash provided by operating activities: cash flow + change in working capital
(4) Cash flow: net income before minority interests + depreciation, amortization and charges to allowances for impairment in value of fixed assets - changes in provisions -/+ net gains/losses on disposal of assets
(5) In 2001, excluding external growth transactions (SMW, EUR 167m)
(6) Net debt: long and short-term debt (including securitization) – cash and cash equivalents
(7) Shareholders' equity including minority interests: common stock + paid-in capital in excess of par + retained earnings + net income + minority interests
(8) Interest expense: borrowing costs for the year
(9) Free cash flow: cash flow - change in working capital - net investments
(10) ROE: net income attributable to the Group / Shareholders' equity excluding minority interest
(11) Net assets per share: net assets / number of shares outstanding at December 31
(12) P/E: Share price at December 31 / earnings per share
(13) Pay-out rate: net dividend / earnings per share
(14) Net dividend yield. net dividend / share price at December 31
(15) Capital turnover: number of shares traded during the year / average number of shares outstanding during the year



Stock market data

THE MICHELIN SHARE

Listed on the Euronext Paris index

- Compartment A
- Deferred Settlement Market (SRD)
- ISIN Code: FR 0000121261
- Par value: EUR 2
- Transaction unit: 1

Market capitalization

EUR 6.62 billion, as at June 30, 2008

Average trading volume

1,714,647 in the 1st half of 2008

Indices

Michelin features in two important Stock Exchange performance indices
- CAC 40: 0.80% of the index as at June 30, 2008
- Euronext 100: 0.39% of the index as at June 30, 2008

Michelin also features in the main sustainability indices
- DJSI (Dow Jones Sustainability Index) Stoxx for Europe and DJSI World
- ESI (Ethibel Sustainability Index)
- ASPI (Advanced Sustainability Index)

MICHELIN SHARE PERFORMANCE
(as at June 30, 2008)



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Monthly volumes traded
Michelin
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Michelin
Bridgestone
Goodyear

STOCK MARKET DATA

Share price (in euros)	H1 2008	2007	2006	2005	2004	2003
Highest	79.90	106.70	73.30	56.20	47.80	38.11
Lowest	43.05	67.75	43.21	43.75	34.82	25.02
Highest / lowest ratio	1.86	1.57	1.70	1.28	1.37	1.52
Last quotation	45.64	78.50	72.50	47.48	47.19	36.38
Change over the period	-39.6%	+8.3%	+52.7%	+0.6%	+29.7%	+10.7%
CAC index variation	*-21%*	*+1%*	*+18%*	*+23%*	*+7%*	*+16%*
Market capitalization (end of period, EUR billion)	**6.62**	**11.30**	**10.41**	**6.81**	**6.77**	**5.22**
Average trading volume over the period	1,714,647	1,217,949	1,191,679	842,053	742,311	797,844
Average number of shares making up the capital	143,887,884	143,770,101	143,390,450	143,387,025	143,250,487	141,488,047
Number of shares traded over the period	216,045,580	310,577,078	303,878,126	216,407,691	192,258,470	203,450,155
Share turnover rate	**N. App**	**216%**	**212%**	**151%**	**134%**	**144%**

Data per Share

in euros except for ratios	H1 2008	H1 2007	2007	2006	2005	2004	2003 *
Net assets	37.5	34.8	36.7	32.6	31.5	24.2	30.2
Basic earnings	2.95	3.00	5.32	3.95	6.13	4.46	2.23
Diluted earnings [1]	2.89	2.96	5.22	3.94	6.12	4.46	2.23
P/E	***N. App***	***N. App***	**14.8**	**18.4**	**7.7**	**10.6**	**16.3**
Dividend	*N. App*	*N. App*	1.60	1.45	1.35	1.25	0.93
Distribution rate	*N. App*	*N. App*	30.1%	36.7%	22.0%	28.0%	41.7%
Yield [2]	*N. App*	*N. App*	2.0%	2.0%	2.8%	2.6%	2.6%

** French GAAP*

(1) Earnings per share adjusted for the effect on net income and on the average number of shares of the exercise of outstanding dilutive instruments

(2) Dividend / Share price at December 31

Group Capital and Shareholding

As at June 30, 2008
- Group equity: 289,982,664 €
- Number of shares: 144,991,332
- Total number of voting rights: 186,042,251

Breakdown of capital
As at June 30, 2008



- 1.7% Employee Shareholder Plan
- 12.6% Individual Shareholders
- 24.5% French Institutional Investors
- 61.3% Foreign Institutional Investors

Breakdown of voting rights
As at June 30, 2008



- 2.3% Employee Shareholder Plan
- 17.6% Individual Shareholders
- 24.9% French Institutional Investors
- 55.2% Foreign Institutional Investors

Double voting rights are attached to shares held for more than 4 years.

First Half 2008 Highlights

STRATEGY - PARTNERSHIPS - ACQUISITIONS

Europe: further competitiveness gains in many production sites

• **Implementation of the Group's industrial strategy in line with 2007 announcements:** the Bourges (France) plant was specialized in Aircraft tire manufacturing and no longer produces Light Truck tires. The Lasarte (Spain) plant is being specialized on Motorcycle tires and semi-finished products. The Toul (France) Passenger Car plant, which is in the process of being closed, is being converted with support from third party partners; as part of this process, the personnel at the site is being reclassified.

• **Acceleration of the productivity gain approach implemented in multiple tire plants:** through the Michelin Manufacturing Way approach, productivity plans are being deployed at the German sites of Bamberg and Bad Kreuznach, the French site of Cholet, the Spanish site of Vitoria, the Italian site of Cuneo, the North American sites of Greenville and Columbia and the Asian sites of Laem Chabang (Thailand) and Shanghai (China).

• **Puy-en-Velay site capacity increase:** to cope with growing Earthmover tire demand, the Puy-en-Velay site was expanded to accommodate an additional five curing presses. The presses will gradually increase the site's production capacity.

• **Valladolid (Spain) Passenger Car capacity extension project:** the Group has launched a project worth EUR 30 million aimed at achieving a significant increase in high performance tire production capacity.

• **Homburg to raise Truck Tire production capacity** and to invest EUR 100 million over the five coming years.

North America: new investment in South Carolina

Michelin North America has earmarked a USD 90 million investment to modernize and increase production capacities at its Lexington (South Carolina) industrial site. In August 2007, Michelin had announced a USD 350 million investment to expand and improve all of its South Carolina production plants.

Emerging country investments

During the latest Annual Shareholders Meeting, Mr Rollier stated: "Tire markets will post moderate overall growth, almost exclusively driven by the emerging countries." The Group has accordingly earmarked EUR 500 million average investment per year for growth projects in the emerging countries to satisfy local tire demand.

Asia: Michelin increases its stake in Hankook Tyres

In June 2008, Michelin increased its stake in Korean tire manufacturer Hankook Tyres to nearly 10%. The investment was made under a cooperation agreement reached in 2003 between the two groups. Under the agreement, Michelin may raise its stake to up to 10% of Hankook's equity. In March 2006, Michelin had already raised to 6.3% its stake in Hankook Tyres's capital.

PRODUCTS - SERVICES - INNOVATIONS

PASSENGER CAR / LIGHT TRUCK AND RELATED DISTRIBUTION

Successful Launch of the MICHELIN Energy Saver Tire

Following the Frankfurt Motorshow in September 2007, Michelin showcased the MICHELIN Energy Saver tire at the International Geneva Motorshow in March 2008. This tire, the fourth generation of the "green" tire family, reduces rolling resistance by a further 20%. It therefore delivers a saving of nearly 0.2 liter of fuel per 100 kilometers, and a 4-gram saving in CO_2 emissions per kilometer. Attracted by the tire's enhanced environmental performance, improved grip and wear resistance, many OEMs (in

particular Peugeot, Renault, Mercedes-Benz, Volvo, Fiat and Toyota) already have certified the MICHELIN Energy Saver tire for their new models.


tire
technology
AWARDS

● In February 2008, the MICHELIN Energy Saver tire received the "Tire Technology of the Year" award from a global panel of tire industry experts and professionals, including engineers and faculty.

● In April and May 2008, tests conducted by TÜV SÜD Automotive on wet roads proved that the MICHELIN Energy Saver tire delivers one of the shortest braking distances of the market, with the biggest fuel savings.

● And in May 2008, the MICHELIN Energy Saver tire topped the ranking by France's Auto Plus Magazine on "environment-friendly tires" that produce fuel savings. The tests have shown that the price premium for the MICHELIN Energy Saver tire versus the Norauto Prevensys "reference tire" was recouped in just 6,509 km with a diesel vehicle. This comes as irrefutable proof that the MICHELIN Energy Saver tire delivers substantial fuel savings and lower total cost in use than the competitive offering.

Renewed Light Truck Tire Ranges



MICHELIN, KLEBER and BFGoodrich® brands enriched their light truck tire offerings:

● The new MICHELIN Agilis and Agilis Camping range, which satisfies user requirements for greater safety and cost savings, in professional and tourist applications,

● The KLEBER Transpro and Transalp 2 range, which delivers safety and reliability plus all-year assistance

● And the BFGoodrich® Activan and BFGoodrich® Activan Winter tires, featuring exceptional grip on dry and wet roads as well as on ice and snow.

Distribution: First TyrePlus outlet opened in India

In early May 2008, Michelin opened its first TyrePlus distribution center in India, in the southeastern state of Tamil Nadu. This center sells MICHELIN, BFGoodrich® and competitor brands as well as related services and automotive accessories.

With this first TyrePlus center, the Group intends to enhance the quality of distribution and to boost its share of a booming market. Michelin expects to open some 70 TyrePlus outlets in India in the next four years.


MICHELIN

TRUCK AND RELATED DISTRIBUTION

New MICHELIN Fleet Solutions contract

In February 2008, Michelin and ATS Euromaster signed a three year MICHELIN Fleet Solutions contract with the U.K.'s largest independent heavy road fleet, Eddie Stobard Ltd. Under the contract, Michelin will supply the tires and ATS Euromaster will perform the tire related services.




MICHELIN
Fleet Solutions

MICHELIN Fleet Solutions is the European leader of integrated tire and service offerings involving overall management of truck fleet tire equipment. MFS's customer portfolio now includes more than 500 firms in 21 European countries, accounting for some 600,000 treads per year.

China's public transportation market adopted the new MICHELIN X One tire.



In March 2008, Michelin showcased its new MICHELIN X One bus tire at China's International Bus and Coach Trade Show. Designed to replace the drive axle twin mounts, the tire not only delivers a 130 kg payload gain and greater fuel efficiency but also increases passenger space.

The MICHELIN X One bus tire was a first in China in its category. The new shuttle bus serving the Beijing airport will be the first original equipment fitment.

Further MICHELIN tire distribution development in the United States

In May 2008, Michelin signed a cooperative agreement with Love's Travel Stops that will expand its product and service offering to truck tire users in the United States. As a result of the partnership with Love's Travel Stops distribution network, Michelin will add more than 150 locations coast-to-coast.

SPECIALTY BUSINESSES

Earthmover

Michelin Quality Rewarded by Caterpillar

At the Conexpo-Con/Agg international construction trade show held in Las Vegas March 11-14 2008, Michelin's Earthmover Product Line received a Quality Excellence Certification from Caterpillar. The award is reserved for suppliers who have a certified quality system combined with a continuous progress approach encompassing their entire operations, so they may guarantee sustained product quality supplies to their customers.

Extended guarantees for the MICHELIN XZM tire*


The expert
in industrial handling

Radial MICHELIN XZM forklift tires deliver treadlife that is twice as long as that of flexible or bias tires. Michelin guarantees this longevity performance and will refund any shortfall prorata of the purchase price.

To this, Michelin adds the "Satisfied or refunded" guarantee. If, within 90 days of purchase, the MICHELIN XZM tires are not found fully satisfactory by the user, Michelin will fully refund the purchase price.
Besides the U.K., Spain, Benelux, France, Italy and Sweden, this guarantee has been extended to Australia.
The MICHELIN XZM tires were featured at CEMAT, Europe's largest tradeshow for intra-logistics, which was held at Hanover (Germany) during the last week of May 2008.

** 8 - 15 inches*

Agricultural

Expansion of the Michelin Exelagri partnership in Europe

Currently, some 700 outlets in 11 European countries benefit from the Michelin Exelagri label which has been introduced to raise the level and quality of services to farmers. With an enriched array of tools at their disposal, the Michelin Exelagri distributors can now deliver more expert advice to farmers in the area of tire purchasing and maintenance.
This move reflects Michelin's strong commitment to agriculture and enables farmers to turn to retailers who promote the premium brands and are recognized, highly professionnal experts.

Two-Wheel

From MotoGPs to mass-production: 35 years of Michelin innovations!

In May 2008, Michelin launched a new website : www.michelinmototechnologies.com focused on technology transfers between racing and mass produced tires. The site features testimonials from many motorcycle champions and of course the entire MICHELIN motorcycle range derived from racing applications. MotoGP fans will appreciate the blog of Michelin's new consultant for racing tracks: Randy Mamola (well-known motorcycle champion). Grand Prix after Grand Prix, the great American pilot will share with them his knowledge of the most prestigious of MotoGP competitions.

MICHELIN designs tires for larger scooters.



Michelin has developed a specific tire range for the larger two and three-wheel scooters introduced in Europe in recent years.
The 850 cm³ GP 800 Gilera is the world's largest scooter; the Group has developed the 12/70 R16 MICHELIN Pilot Sport SC Radial tire for the front and the 160/60 R15 tire for the rear.
Piaggio's MP3 400cm³ three-wheeler version is fitted with MICHELIN Pilot Sport SC (front 120/70-12 and rear 140/70-14) tires.
Similarly, the Gilera Fuoco 500 scooter's double front wheel technology makes it a sporty and powerful cycle; it is fitted with MICHELIN Goldstandard tires 120/70-12 at the front and 140/70-14 at the rear.

Aircraft

Superjet 100 Russian aircraft fitment contract award

In May 2008, Michelin and Russian aircraft manufacturer Sukhoi concluded an agreement on the OE tire fitment for the new Superjet 100 regional aircraft. Michelin is currently the sole radial tire supplier for this aircraft.
The new aircraft was presented as the finest of Russia's aeronautics industry. Sukhoi is planning to sell 800 aircraft by 2024, 300 in Russia and 500 to airlines in Western countries.

Fuel Cells for Civil Aircraft Applications

Michelin and Airbus have successfully completed in-flight tests of a fuel cell system. For the first time, this new, innovative and clean source of energy was used to power the emergency hydraulic and electrical circuits of a civil aircraft.
The fuel cell technology developed for Airbus is the fruit of in-depth Michelin research within the framework of prospective studies on future road vehicles, and of Michelin and Airbus collaboration as part of a partnership established at the end of 2005.
This result will enable Airbus, Michelin and their partners to continue their fuel cell application studies to replace other on-board systems, such as emergency power and auxiliary power units (APU). This would substantially lower noise and CO_2 emissions within and around airports.



© AIRBUS S.A.S. 2008 - photo by C BRINKMAN

Maps and Guides

New Maps and Guides

Michelin announced a series of new publications for 2008, making Michelin's Maps and Guides product line the most comprehensive offering in the tourist publishing market: maps of France's regions showing relief, satellite images enriched with new themes, new *Voyager Pratique* destinations (including "Beijing", published in February 2008), a new guide to tour France in a motorhome, incredible camping sites, 18 new Green Guides and a host of other products. Michelin's full publishing contents of Tourist, Hotel and Restaurant guides and of Maps and Atlases are available at www.michelin.fr/ travelling /map-guides thumbnail.

"Etoile", the New MICHELIN Guide Magazine

In April 2008, Michelin, jointly with Glénat publishing, launched the MICHELIN Guide magazine, Etoile*, the latest benchmark fine cuisine magazine. Every issue offers four major themes: news, fine cuisine, travel and wine.
Just as the MICHELIN Guide has done for more than 100 years, Etoile magazine will enrich its readers on their trips.
To find out more: www.etoilemagazine.fr

** bi-monthly available at newspaper stands in France, Belgium, Switzerland and Canada*

ViaMichelin

Updated travel-enabling website

In April 2008, ViaMichelin launched a new website, www.ViaMichelin.com, which is web 2.0.-based. In addition to an enriched content, it enables web users to share their experiences, comment on ViaMichelin tourist information and choice of accommodation and restaurants (including the MICHELIN Guide selection) and to enjoy advice from both professionals and the web-surfing community at large.
Many new functions are offered: key word driven search engine, high definition satellite map display, customized route finding, including tourist stops, hotels and restaurants, traffic information overlay by road or highway section (in both traffic directions), 5-day weather forecasts, etc.

Michelin Lifestyle

First Sports Contract in China

Michelin Lifestyle and group Li-Ning have agreed to develop high performance footwear combining the Chinese manufacturer's know-how and Michelin's technology. Michelin is focusing on the sole and is developing a special type of rubber to enhance grip and wear performance.

MICHELIN PERFORMANCE AND RESPONSIBILITY

Michelin's Performance and Responsibility Report Rewarded

In January 2008, the jury of the eighth Conseil National de l'Ordre des Experts Comptables (France's Chartered Accountants' Association) trophy unanimously chose Michelin as the winner of the Best Sustainable Development Report 2007. Michelin was rewarded for its "innovative long-term drive to support sustainable development, an approach whose exemplary nature is recognized by this trophy". The report quality criteria include: relevance, reliability, clarity, comparisons, opportunity, exhaustiveness, certification, and general impression.


MICHELIN
Performance and Responsibility
2007 Update
MICHELIN

2007 Michelin Performance and Responsibility Report Update

In May 2008, Michelin Group published its Performance and Responsibility Report update 2007. This summary document's publication alternates with the full report: the Report for 2005-2006 was published in May 2007 and the Report for 2007-2008 will be published in May 2009.

In 2007, the Group achieved progress across the full range of its Sustainable Development priorities: safety at the workplace, employee diversity, site environmental footprint, new, lower rolling resistance tires, economic performance, renewable energy, etc.

MICHELIN Energy Saver: Greener than ever

For every four MICHELIN Energy Saver tires bought in Scandinavia between March 15 and April 15 2008, Michelin will plant a tree in its rubber tree plantation situated in the Atlantic rainforest south of the state of Bahia in Brazil. Michelin is committed to rehabilitate some 3,000 hectares of the forest by reintroducing endangered plant species and to take care of them during their first three years.



FINANCE

New Price Increases in the Replacement Tire Market

In the first half 2008, due to further increases in raw material, energy and transportation prices, Michelin has implemented new replacement tire price increases across product categories:

<table>
<tr><th>Passenger Car and Light Truck tires</th><th>Truck tires</th><th>Specialty tires</th></tr>
<tr><td>● + 5% on average in Japan for summer tires, effective March 1, 2008
● +7% in the United States effective March 3, 2008
● + 3.5% in Europe (+7% and +6% respectively in the United Kingdom and the Community of Independent States) between March 15 and July 1, 2008
● Up to 8% in the United States effective July 1, 2008
● + 3% to 7% in China for the MICHELIN, WARRIOR and BFGoodrich® tires, effective June 2008
● Up to 12% in the United States effective September 1, 2008
● +4.5% on average in Japan for summer tires, effective September 1, 2008</td><td>● Up to 6% in the United States for MICHELIN and BFGoodrich® tires, + 4% for all MRT tire treads, effective January 1, 2008
● +7% on average in Japan for summer tires, effective March 1, 2008
● +3.9% in continental Europe (+8.7% in the UK) between March 15 and July 1, 2008
● Up to 8% in the United States for MICHELIN and BFGoodrich® tires and for all tire treads, effective April 1, 2008
● +3% to 4% in Asia between February 1, and March 1, 2008 depending on the country
● +5% in North America for the Oliver Rubber retread products, effective June 1, 2008
● Up to 12% in the Asia-Pacific region between July and September 2008
● Up to 8% in the United States for MICHELIN and BFGoodrich® tires and for all MRT tire treads, effective September 1, 2008</td><td>● +8% in the United States and Canada for motorcyle, scooter and bicyle tires effective January 1, 2008
● +7% in the United States for Agricultural tires, effective January 1, 2008
● +3% in the United States and Mexico for Earthmover tires effective February 1, 2008
● +3% in Japan for Agricultural tires, effective February 1, 2008
● +8% on average in Japan for Earthmover tires, effective March 1, 2008
● +2% to 5% in Europe for Agricultural tires depending on brands and ranges (+6% to + 9% in the UK) between March 15 and July 1, 2008
● +3% for Earthmover and Industrial equipment tires sold in the United States and Mexico effective February 1, 2008
● Up to 8% in North America for Earthmover and Industrial equipment tires effective June 1, 2008
● + 6% to + 36% in the United States and Canada for the MICHELIN, BFGoodrich® and KLEBER Agricultural tire brands and for Compact Line vehicle tires and tubes, effective July 1, 2008
● approximately + 9% for Aircraft tires effective July 1, 2008
● Up to 15% in North America for motorcycle, scooter and bicycle tires and tubes effective September 1, 2008 (and for the products delivered after August 31)
● in Japan, +7.5% on average for motorcycle tires and +6% on average for agricultural tires, effective October 1, 2008</td></tr>
</table>

Implementation of a New Original Equipment Tire Pricing System for Original Equipment Automaker Customers

As a result of towering oil price increases, Michelin has introduced a new tire invoicing system applicable to Original Equipment markets. The new system provides for a transparent breakdown of oil price related raw material price effects and intrinsic tire value. Under the new system, Michelin will apply a reference price pegged to oil prices.

The new reference pricelist was applied beginning April 1, 2008 worldwide for Original Equipment Passenger Car / Light Truck tires.

MICHELIN AND ITS SHAREHOLDERS

2008 Annual Shareholders Meeting

The Annual Shareholders Meeting was held on May 16, in Clermont-Ferrand. General Managing Partner Michel Rollier noted the good 2007 results and performance and the difficult trading environment for the year 2008, marked, in particular, by very sharp raw material price increases. He stated: "Michelin enjoys an edge and must retain the innovative clout of an ambitious trailblazer. Our competitive gain drive has borne fruit and will be intensified. This is an ambitious program, but I am confident of our future prospects."



Shareholders also benefited from a presentation on Michelin's operations in North America and a presentation of the Michelin Manufacturing Way approach aimed at aligning by 2010 all of the Group's plants on the best practices of its higher performing factories.

All of the proposed resolutions were adopted by the Shareholders, including in particular, the appointment of Ms Barbara Dalibard and Mr Louis Gallois as Supervisory Board Members.

New Employee Shareholder Plan

After launching two employee shareholder plans in 2002 and 2003, the Group proposed a new global plan during the first half 2008. In this connection, Group employees subscribed approximately 950,000 shares as a result of the Compagnie Générale des Etablissements Michelin share capital increase which was reserved to them.

Overall, more than 50% of eligible Group employees participated in the new plan. China, Thailand, Colombia, Romania and Spain posted particularly high subscription rates.

Despite the volatile economic and stock market environment experienced over the past few months, this high take up rate testifies to wide employee recognition of the attractiveness of the offer and confidence in the Group's strength and mid-term growth prospects.

"Horizons", the new Letter to Shareholders

In June 2008, Michelin circulated "Horizons", the first issue of its new letter to shareholders, whose title reflects the Group's long-term management view. Thoroughly revamped thanks to the work conducted jointly with the Shareholder Consultative Committee, this letter combines a focus on Group news and a forward-looking approach.

MICHELIN GROUP

CONSOLIDATED INTERIM FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED 30 JUNE 2008

TABLE OF CONTENT

CONSOLIDATED INCOME STATEMENT

(in EUR million, except per share data)	Note	Six months ended 30 June 2008	Six months ended 30 June 2007
Sales	3	8,239	8,402
Cost of sales		(5,824)	(5,787)
Gross income		2,415	2,615
Sales and marketing expenses		(827)	(853)
Research and development expenses		(257)	(290)
General and administrative expenses		(581)	(543)
Other operating income and expenses		(42)	(68)
Operating income before non-recurring income and expenses	3	708	861
Non-recurring expenses	4	-	(63)
Operating income		708	798
Cost of net debt	5	(116)	(144)
Other financial income and expenses	5	10	18
Share of profit/(loss) from associates		9	4
Income before taxes		611	676
Income tax		(181)	(240)
Net income		430	436
▪ Attributable to Shareholders		430	437
▪ Attributable to non-controlling interests		-	(1)
Earnings per share (in euros)	6		
▪ Basic		2.95	3.00
▪ Diluted		2.89	2.96

The notes 1 to 13 are integral part of these consolidated interim financial statements

CONSOLIDATED BALANCE SHEET

(in EUR million)	Note	30 June 2008	31 December 2007
Goodwill		401	401
Other intangible assets		225	200
Property, plant and equipment (PP&E)		7,066	7,124
Non-current financial assets and other assets		444	452
Investments in associates and joint ventures		67	62
Deferred tax assets		862	926
Non-current assets		**9,065**	**9,165**
Inventories		3,723	3,353
Trade receivables		2,975	2,993
Current financial assets		56	35
Other current assets		611	573
Cash and cash equivalents		257	330
Current assets		**7,622**	**7,284**
TOTAL ASSETS		**16,687**	**16,449**
Share capital	7	290	288
Share premiums	7	1,940	1,885
Reserves		3,207	3,109
Non-controlling interests		7	8
Total equity		**5,444**	**5,290**
Non-current financial liabilities	8	2,811	2,925
Employee benefits		2,444	2,567
Provisions and other non-current liabilities	11	783	895
Deferred tax liabilities		70	61
Non-current liabilities		**6,108**	**6,448**
Current financial liabilities	8	1,825	1,145
Trade payables		1,416	1,642
Other current liabilities		1,894	1,924
Current liabilities		**5,135**	**4,711**
TOTAL LIABILITIES AND EQUITY		**16,687**	**16,449**

The notes 1 to 13 are integral part of these consolidated interim financial statements

CONSOLIDATED STATEMENT OF CHANGES IN EQUITY

(in EUR million)	Share capital	Share premiums	Treasury shares	Reserves		Retained earnings	Non-controlling interests	TOTAL EQUITY
				Translation differences	Fair value and other reserves			
Total as at 31 December 2006	287	1,863	-	32	80	2,415	11	4,688
Change in fair value of available-for-sale investments (net of income tax):								
- unrealised gain/(loss)	-	-	-	-	16	-	-	16
- (gain)/loss recognized in income statement	-	-	-	-	(9)	-	-	(9)
Employees share option schemes:								
- cost of service rendered	-	4	-	-	-	-	-	4
- proceeds from shares issued	1	9	-	-	-	-	-	10
Equity component of convertible bonds (net of income tax)	-	-	-	-	81	-	-	81
Dividends and other allocations	-	-	-	-	-	(215)	-	(215)
Net income	-	-	-	-	-	436	-	436
Currency translation differences and other	-	-	-	15	(5)	2	(1)	11
Total as at 30 June 2007	288	1,876	-	47	163	2,638	10	5,022
Change in fair value of available-for-sale investments (net of income tax):								
- unrealised gain/(loss)	-	-	-	-	27	-	-	27
Employees share options schemes:								
- cost of service rendered	-	5	-	-	-	-	-	5
- proceeds from shares issued	-	4	-	-	-	-	-	4
Equity component of convertible bonds (net of income tax)	-	-	-	-	1	-	-	1
Net income	-	-	-	-	-	338	(2)	336
Currency translation differences and other	-	-	-	(108)	-	3	-	(105)
Total as at 31 December 2007	288	1,885	-	(61)	191	2,979	8	5,290
Change in fair value of available-for-sale investments (net of income tax):								
- unrealised gain/(loss)	-	-	-	-	(69)	-	-	(69)
Employees share scheme:								
- cost of service rendered linked to the share purchase plan (note 10)	-	15	-	-	-	-	-	15
- cost of service rendered linked to the share option scheme	-	5	-	-	-	-	-	5
- proceeds from shares issued	2	35	-	-	-	-	-	37
Dividends and other allocations	-	-	-	-	-	(240)	-	(240)
Net income	-	-	-	-	-	430	-	430
Currency translation differences and other	-	-	-	(26)	2	1	(1)	(24)
Total as at 30 June 2008	290	1,940	-	(87)	124	3,170	7	5,444

The notes 1 to 13 are integral part of these consolidated interim financial statements

CONSOLIDATED CASH FLOW STATEMENT

(in EUR million)	Note	Six months ended 30 June 2008	Six months ended 30 June 2007
Net income		430	436
EBITDA adjustments			
▪ Cost of net debt		116	144
▪ Other financial income and expenses		(10)	(18)
▪ Income tax		181	240
▪ Amortization, depreciation and impairment of intangible assets and PP&E		464	436
▪ Non-recurring income and expenses		-	63
▪ Share of loss/(profit) from associates		(9)	(4)
EBITDA before non-recurring income and expenses		1 172	1,297
Non-cash other income and expenses	12	8	(13)
Change in provisions, including employee benefits		(139)	(113)
Net finance costs paid	12	(105)	(145)
Income tax paid		(154)	(128)
Change in value of working capital, net of impairments	12	(608)	(241)
Cash flows from operating activities		174	657
Purchases of intangible assets and PP&E	12	(584)	(729)
Proceeds from sale of intangible assets and PP&E		15	48
Acquisitions of consolidated shareholdings, net of cash acquired		-	(28)
Proceeds from sale of consolidated shareholdings, net of cash disposed		-	(1)
Purchases of available-for-sale investments		(57)	(1)
Proceeds from sale of available-for-sale net investments		2	18
Change in value of other financial assets	12	5	5
Cash flows from investing activities		(619)	(688)
Proceeds from issuance of shares		37	10
Dividends paid to Shareholders		(230)	(208)
Proceeds of the issuance of the convertible bonds		-	694
Change in value of financial liabilities	12	636	(172)
Other finance cash flows		(60)	(8)
Cash flows from financing activities		383	316
Effect of the change of currency rates		(11)	2
Increase / (decrease) of cash and cash equivalents		(73)	287
Cash and cash equivalents as at 1 January		330	680
Cash and cash equivalents as at 30 June		257	967

The notes 1 to 13 are integral part of these consolidated interim financial statements

NOTES TO THE CONSOLIDATED INTERIM FINANCIAL STATEMENTS

1. GENERAL INFORMATION

Compagnie Générale des Etablissements Michelin (CGEM or the « Company ») and its subsidiaries (together "the Group") manufactures, distributes and sells tires all around the world.

The Company is a Partnership Limited by Shares incorporated in Clermont-Ferrand (France).

The company is listed on Euronext Paris (Eurolist Compartment A).

After review by the Supervisory Board, these condensed consolidated interim financial statements for the six months ended 30 June 2008 have been authorized for issue by the Managing Partners on 25 July 2008.

Except as otherwise stated, all amounts are presented in EUR million.

2. BASIS OF PREPARATION

Statement of compliance

These condensed consolidated interim financial statements of the Company have been prepared in accordance with IAS 34 - Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group consolidated financial statements for the year ended 31 December 2007.

Accounting policies

The accounting policies applied in these condensed consolidated interim financial statements are consistent with those applied by the Company in its consolidated financial statements for the year ended 31 December 2007.

However, to improve the presentation of its financial statements, the Group decided in 2008 to record all IT expenses in general and administrative expenses. Before 2008, some of these IT expenses were split in the main operating expenses. The comparative information has been updated accordingly.

The Company has not anticipated the implementation of any standards and interpretations which are not mandatory as at June 30, 2008. No new IFRS standards and IFRIC interpretations as adopted by EU, and mandatory for periods beginning from 1 January 2008, are relevant to the Group.

Critical accounting estimates and assumptions

The preparation of the consolidated interim financial statements in conformity with IAS 34 requires management to make judgments, assumptions and estimates that affect the application of accounting policies and the reported amounts of assets and liabilities at the balance sheet date and the amount of income and expenses for the reporting period. Actual results may differ from these estimates.

Change in the scope of consolidation

The acquisitions or divestments of the period did not have any significant effect on the condensed consolidated interim financial statements.

Seasonality

Usually the Group shows net cash outflows during the first half of the year mainly due to:
- higher working capital needs,
- dividend payments.

3. CONDENSED SEGMENT REPORTING

Business segments (in EUR million)

	Six months ended 30 June 2008			Six months ended 30 June 2007		
	Sales	Operating income before non-recurring income and expenses	In percentage of sales	Sales	Operating income before non-recurring income and expenses	In percentage of sales
Passenger Car and Light Truck tires *	4,357	332	7.6%	4,489	443	9.9%
Truck tires *	2,696	139	5.2%	2,746	200	7.3%
Other activities **	1,186	237	20.0%	1,167	218	18.7%
Total Business segments	**8,239**	**708**	**8.6%**	**8,402**	**861**	**10.2%**

* and related distribution activities.
** Speciality tires (earthmover, agricultural, aircraft and 2 wheels), maps and guides, ViaMichelin, Michelin LifeStyle and others.

No operating liabilities are allocated to the segments into the Group's internal financial reporting.

Geographical segments (in EUR million)

	Six months ended 30 June 2008	Six months ended 30 June 2007
Sales:		
Europe	4,237	4,285
North America	2,498	2,700
Other zones	1,504	1,417
Total Business segments	**8,239**	**8,402**

4. NON-RECURRING EXPENSES

2008
None

2007
The Group announced the specialization of the tire production at its plant in Ota, Japan. A provision of EUR 63 million was recognized to cover severance costs, intangible as well as plant and equipment impairments.

5. COST OF NET DEBT AND OTHER FINANCIAL INCOME AND EXPENSES

The costs of net debt and other financial income and expenses are broken down in the table below:

(in EUR million)	Six months ended 30 June 2008	Six months ended 30 June 2007
Cost of net debt		
Gross financing expenses		
Interest financing expenses	(118)	(130)
Currency remeasurement	5	(16)
Other financing expenses	(4)	(4)
	(117)	(150)
Interest income from cash and cash equivalents	1	6
Total cost of net debt	**(116)**	**(144)**
Other financial income and expenses		
Net income from financial assets (other than cash and cash equivalents)		
Interest income	2	3
Gains on disposal of available-for-sale financial investments	1	10
Impairment	2	1
Dividend income	6	4
	11	18
Expense from unwinding the discount of provisions	(5)	(2)
Miscellaneous	4	2
Total other financial income and expenses	**10**	**18**

6. EARNINGS PER SHARE

Components of the basic and diluted earnings per share calculations are presented in the table below.

	Six months ended 30 June 2008	Six months ended 30 June 2007
Net income (EUR million), excluding the non-controlling interest	430	437
- less, propositions of attributions to General Partners	(5)	(5)
Net income attributable to Shareholders used in the calculation of the basic earnings per share	425	432
- plus, interest expense on convertible bonds	12	7
Net income attributable to Shareholders used in the calculation of the diluted earnings per share	**437**	**439**
Weighted average number of shares (thousands of shares) outstanding used in the calculation of basic earnings per share	143,888	143,652
- plus, adjustment for share options plans and convertible bonds	7,160	4,694
Weighted average number of shares used in the calculation of diluted earnings per share	**151,048**	**148,346**
Earnings per share (in euros)		
- basic	2.95	3.00
- diluted	2.89	2.96

7. SHARE CAPITAL AND PREMIUMS

The total authorized number of ordinary shares is 144,991,332 shares (31 December 2007: 143,999,169 shares) with a par value of EUR 2 per share (2007: EUR 2 per share).

The ordinary shares increase is due to:
- the exercise of options granted to Group employees (39,430 shares); and
- the 2008 employee shareholder plan (952,733 shares) (Note 10).

Dividend paid to the shareholders during the period is EUR 1.60 per share.

8. FINANCIAL LIABILITIES

The carrying amount of the financial liabilities is detailed in the table below.

(in EUR million)	30 June 2008	31 December 2007
Long-term		
Bonds	1,486	2,051
Loans from financial institutions and other	1,176	702
Obligations under finance leases	148	171
Derivative instruments	1	1
	2,811	2,925
Short-term		
Bonds and commercial papers	1,058	219
Loans from financial institutions and other	710	856
Obligations under finance leases	49	47
Derivative instruments	8	23
	1,825	1,145
Total financial liabilities	**4,636**	**4,070**

The Group net debt is presented in the table below.

(in EUR million)	30 June 2008	31 December 2007
Financial liabilities	4,636	4,070
Derivative assets	(45)	(26)
Cash and cash equivalents	(257)	(330)
Net debt	**4,334**	**3,714**

9. SHARE OPTION PLANS

The assumptions used for the valuation of the share options granted in the first half of 2008 are as follows:

Grant date	19 May 2008
Number of options	310,000
Weighted average share price (euros per share)	61.98
Exercise price (euros per share)	62.00
Volatility	32.50 %
Risk free interest rate	4.24 %
Market value of the option at grant date (euros per option)	10.27

The maximum gain allowed is limited to 100 % of the exercise price.

10. EMPLOYEE SHAREHOLDER PLAN

The assumptions used for the valuation of the cost linked to the shares subscribed by the Group employees in the first half of 2008 are as follows:

Grant date	25 Juin 2008
Number of shares subscribed	952,733
Weighted average share price (euros per share)	63.68
Discount	20.00 %
Subscription price (euros per share)	51.00
Contribution by the company	From 25 % to 75 %
Impact of the restriction on the fair value of the shares (in % of the weighted average share price)	13.95 %
Cost recognized (in euro per share)	15.96

11. PROVISIONS

Movements of provisions included in the caption "Provisions and other non-current liabilities" are as follows:

(in EUR million)	Restructuring	Litigation	Other provisions
At 1 January 2008	**442**	**113**	**118**
Additional provisions	22	25	16
Utilized during the year	(72)	(29)	(35)
Unused amounts reversed	(29)	-	-
Currency translation effects	(4)	-	-
Change in scope of consolidation	-	-	-
Other effects	(3)	-	-
At 30 June 2008	**356**	**109**	**99**

12. DETAILS OF THE CASH FLOW STATEMENT

Details of the cash flow statement are presented in the table below:

(in EUR million)	Six months ended 30 June 2008	Six months ended 30 June 2007
Non-cash other income and expenses		
Result on disposal of non-financial assets	(5)	(11)
Other	13	(2)
	8	(13)
Net finance costs paid		
Interests paid and other financial expenses	(129)	(169)
Interests received and other financial income	13	18
Dividends received	11	6
	(105)	(145)
Change in value of working capital, net of impairment		
Change in inventory	(453)	(205)
Change in trade receivables	(51)	(96)
Change in other receivables and payables	(104)	60
	(608)	(241)
Purchases of intangible assets and PP&E		
Purchase of intangible assets	(32)	(30)
Purchase of PP&E	(468)	(472)
Investment grants received	7	8
Change in capital expenditures payables	(91)	(235)
	(584)	(729)
Change in value of other current and non-current financial assets		
Increase of other non-current financial assets	(17)	(16)
Decrease of other non-current financial assets	19	38
Net change of the other current financial assets	3	(17)
	5	5
Change in value of current and non-current financial liabilities		
Increase of non-current financial liabilities	269	437
Decrease of non-current financial liabilities	(153)	(229)
Finance lease debt repayments	(20)	(12)
Net increase / (decrease) of current financial liabilities	574	(406)
Derivatives	(34)	38
	636	(172)

Detail of the non cash transactions:		
• Financial lease	7	8
• Non-controlling interest purchase commitments	(40)	(27)
• New emission rights	19	1

13. RELATED PARTY TRANSACTIONS

There were no new significant related party transactions during the first half of 2008, as well as no significant changes in the related party transactions described in the 2007 Annual Report.

Compagnie Générale des Etablissements Michelin

STATUTORY AUDITORS' REVIEW REPORT ON INTERIM FINANCIAL INFORMATION FOR 2008

PricewaterhouseCoopers Audit
63, rue de Villiers
92208 Neuilly-sur-Seine cedex

Corevise
3-5, rue Scheffer
75016 PARIS

Commissaires aux Comptes
Members of Compagnies Régionales of Versailles and of Paris

Compagnie Générale des Etablissements Michelin

Société en commandite par actions
au capital de 289 982 664 euros

Siège social : 12, cours Sablon
63040 CLERMONT-FERRAND

STATUTORY AUDITORS' REVIEW REPORT ON
INTERIM FINANCIAL INFORMATION FOR 2008

This is a free translation into English of the Statutory Auditors' review report issued in French and is provided solely for the convenience of English speaking readers. This report should be read in conjunction with, and construed in accordance with, French law and professional auditing standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by the shareholders and in accordance with the requirements of articles L. 232-7 of the French Commercial Code (Code de commerce) and L. 451-1-2 III of the French Monetary and Financial Code (Code monétaire et financier) , we hereby report to you on:

- the review of the accompanying condensed interim consolidated financial statements of Compagnie Générale des Etablissements Michelin, for the six months ended June 30, 2008;
- the verification of the information contained in the interim management report.

These condensed interim consolidated financial statements are the responsibility of the Managing Partners. Our role is to express a conclusion on these financial statements based on our review.

1. Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements are not prepared, in all material respects, in accordance with IAS 34 - the standard of IFRSs as adopted by the European Union applicable to interim financial information.

Compagnie Générale des Etablissements Michelin

Société en commandite par actions
au capital de 289 982 664 euros

Siège social : 12, cours Sablon
63040 CLERMONT-FERRAND

STATUTORY AUDITORS' REVIEW REPORT ON
INTERIM FINANCIAL INFORMATION FOR 2008

2. Specific verification

We have also verified the information given in the interim management report on the condensed interim consolidated financial statements subject to our review. We have no matters to report as to its fair presentation and consistency with the condensed interim consolidated financial statements.

Neuilly-sur-Seine and Paris, July 25, 2008

PricewaterhouseCoopers Audit	Corevise
Christian MARCELLIN	Stéphane MARIE

Commissaires aux Comptes
Members of Compagnies Régionales of Versailles and of Paris

Statement of the Person Accountable for the Interim Financial Report

To the best of my knowledge, I certify that the condensed financial statements for the first year-half have been prepared in accordance with the applicable accounting standards and give a true and fair view of the Company's financial position and assets and liabilities and that of its subsidiaries included in the scope of consolidation, and that the interim activity report (pages 33 - 77 of this report) presents a fair account of the important events that occurred during the first semester of the year and of their impact on the financial statements as well as a description of the principal risks and contingencies for the remaining semester of the year.

Michel Rollier